Form 10KSB, Exhibit 13
period 1996-06-30
NCF FINANCIAL CORP /DE/
filed 1996-09-30
CIK 947807

[PICTURE OF NELSON COUNTY FEDERAL SAVINGS BANK]



                                                                          1996









                                                     NCF FINANCIAL CORPORATION
================================================================================
                                                     A N N U A L   R E P O R T

Letter to Stockholders
NCF Financial Corporation and Subsidiaries
Bardstown, Kentucky

Dear Fellow Shareholders:

     It has now been nearly a year since NCF Financial Corporation was formed, and Nelson County Federal Savings and Loan Association was converted to a wholly owned subsidiary of the new holding company. We are pleased to report that net after tax income for the 12-month period ended June 30, 1996 was $397,790. This represents a 25% increase over the 12-month period ended June 30, 1995, which was $316,553.

     As we present this annual report to you, a number of legislative proposals have been discussed which could greatly change the banking industry. Congress is considering legislation which would recapitalize the Savings Association Insurance Fund (SAIF) of the FDIC by imposing a one time special assessment on all SAIF insured institutions equal to .65% - .85% of deposits. This assessment could cost our bank from $148,000 to $193,000. However, commercial banks have been paying significantly lower FDIC insurance premiums, .04% compared to .23% of deposits for thrifts, and this disparity would be removed. This would result in the bank saving over $43,000 per year. The ultimate goal of this proposal would be the merger of the Savings and Bank Insurance Funds within FDIC and all institutions would be required to adopt national or state bank charters. Long term we feel these actions would be positive for our holding company and the banking industry.

     We have many new projects underway, with the most important being the construction of our new main office facility. We will be offering new products and services at this new location, and we will be counting on our shareholders to actively promote the bank. We have received permission to change our name to "Nelson County Federal Savings Bank", which will more accurately describe our changing image.

     As always, if you should have any questions about your bank, please do not hesitate to call us at (502) 348-9278, or visit our office at 119 E.

Stephen Foster Avenue, Bardstown, Kentucky 40004.

                                          Sincerely,

                                          NCF Financial Corporation
                                          A.E. Bowling, Chairman & President

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

BUSINESS OF THE COMPANY
- -----------------------

     NCF Financial Corporation (the Corporation) is a Delaware corporation organized in June of 1995 at the direction of Nelson County Federal Savings Bank (the Bank) to acquire all of the capital stock that the Bank issued in its conversion from the mutual to stock form of ownership (the Conversion). On October 12, 1995, the Bank completed the Conversion and became a wholly owned subsidiary of the Corporation. The Corporation is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments.

BUSINESS OF THE BANK
- --------------------

     The Bank is a federally chartered stock savings bank headquartered in Bardstown, Kentucky and was founded in 1925 under the name of "Nelson County Building and Loan Association." In 1995, the Bank became a federal stock savings and loan association and in July 1996 changed its name to "Nelson County Federal Savings Bank." The Bank's deposits have been federally insured by the Savings Association Insurance Fund (SAIF) and its predecessor, the Federal Savings and Loan Insurance Corporation, since 1973, and the Bank is a member of the Federal Home Loan Bank (the FHLB) System. The Bank has one subsidiary, Nelson Service Corporation (NSC), which has no operating activity other than to own stock in a third party service bureau.

     The Bank is primarily engaged in attracting deposits from the general public and using those funds to originate real estate loans on one-to-four-family residences and to a lesser extent, residential construction, multi-family real estate and loans secured by savings deposits. In addition, the Bank holds interest earning deposits in other financial institutions and invests in mortgage-backed securities and investment securities. The Bank does not typically originate fixed-rate loans of any kind, relying instead on adjustable-rate loans that annually reprice. For its mortgage loan portfolio, the Bank originates and retains adjustable-rate loans and does not purchase or sell mortgage loans.

     The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (OTS) and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) under the SAIF. The Bank is a member of and owns capital stock in the FHLB of Cincinnati, which is one of the 12 regional banks in the FHLB System.

     The principal sources of funds for the Bank's lending activities are deposits and the amortization, repayment and maturity of loans, and FHLB advances. Principal sources of income are interest on loans and principal expense is interest paid on deposits.

MARKET PRICE OF THE REGISTRANT'S COMMON STOCK
- ---------------------------------------------

     The Corporation's stock is traded under the symbol "NCFD" on the over-the-counter market and trades may be quoted on the "Pink Sheets". The most recent trade of which management of the Corporation is aware occurred at $14.50 per share in August, 1996, which is the high sales price since the stock issuance on October 12, 1995 at $10.00 per share. A regular semi-annual dividend of .15 per share was paid to shareholders on May 15, 1996. The Corporation intends to continue to pay a regular semi-annual dividend at a rate to be determined. Payment of dividends is subject to the restrictions described in
Note 8 of the Notes to Consolidated Financial Statements.

Quarterly Stock Prices
- ----------------------

                                  Quarter Ended        High         Low
                                  -------------        ----         ---

                                    12/31/95          $14.50       $11.25
                                    03/31/96          $13.50       $12.00
                                    06/30/96          $13.75       $13.00

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                 ----------------------------------------------

Financial Condition Data:

     The following table sets forth certain information concerning the financial position of the Corporation at the dates indicated.

                                                                           At June 30,
                                                     -------------------------------------------------------
                                                      1996        1995        1994        1993        1992
                                                      ----        ----        ----        ----        ----
Total amount of:                                                      (Dollars in Thousands)
  Assets ..........................................  $34,905     $28,722     $27,555     $26,638     $27,834
  Loans receivable, net ...........................   28,861      26,574      22,582      23,241      21,816
  Cash and interest-bearing deposits ..............    5,163       1,201       4,160       2,457       4,817
  Mortgage-backed securities ......................      143         182         274         434         579
  Savings deposits ................................   22,741      23,172      23,080      22,475      24,001
  FHLB advances ...................................     -            700        -           -           -
  Net worth - substantially restricted ............   11,803 (1)   4,636       4,320       3,996       3,644

Number of:

  Real estate loans outstanding ...................      849         846         824         861         811
  Savings deposit accounts ........................    2,352       2,473       2,341       2,429       2,666
  Full service offices ............................        1           1           1           1           1

(1) Includes net proceeds from stock issuance on October 12, 1995 of $6,835,737

Operating Data:

     The following table summarizes the Corporation's results of operations for each of the periods indicated.


                                                                       Year Ended June 30,
                                                     -------------------------------------------------------
                                                      1996        1995        1994        1993        1992
                                                      ----        ----        ----        ----        ----
                                                                      (Dollars in Thousands)

Interest income ...................................  $ 2,523     $ 2,030     $ 1,891     $ 1,981     $ 2,324
Interest expense ..................................    1,122       1,007         848         985       1,413
                                                     -------     -------     -------     -------     -------
Net interest income before provision
 for loan losses ..................................    1,401       1,023       1,043         996         911
Provision for loan losses .........................       61          20          50          19           6
                                                     -------     -------     -------     -------     -------
Net interest income after provision
 for loan losses ..................................    1,340       1,003         993         977         905
Other income ......................................       23          18          24          21          39
Other expense .....................................      762         533         482         464         453
                                                     -------     -------     -------     -------     -------
Income before federal income tax and
 cumulative effect adjustment .....................      601         488         535         534         491
Federal income tax expense ........................      203         171         184         181         166
                                                     -------     -------     -------     -------     -------
Net income before cumulative effect adjustment ....      398         317         351         353         325
Cumulative effect of accounting change ............     -           -             27 (2)    -           -
                                                     -------     -------     -------     -------     -------
Net income ........................................  $   398     $   317     $   324     $   353     $   325
                                                     =======     =======     =======     =======     =======

     (2) Accounting change under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Other Data:

Dividends per share ...............................  $   .15        n/a         n/a         n/a         n/a
Dividend payout ratio .............................    41.67%       n/a         n/a         n/a         n/a
Return on assets (net income divided by
 average total assets) ............................     1.16%       1.08%       1.18%       1.29%       1.18%
Return on equity (net income divided by
 average equity) ..................................     4.20%       6.97%       7.71%       9.23%       9.34%
Equity to assets (average equity divided
 by average total assets) .........................    27.55%      15.50%      15.37%      14.03%      12.59%
Book value per share ..............................  $ 15.32        n/a         n/a         n/a         n/a

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION
- -----------------------------------------------------

     The management of NCF Financial Corporation is responsible for the preparation of the financial statements and all other information in the Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles appropriate in our circumstances.

     The accounting system and internal accounting controls in use are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accounting for assets, and that assets are safeguarded against loss from unauthorized use or disposition.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
- --------------------------------------------------------------------------------
OPERATIONS
- -----------

     Comparisons of operating results for the years ended June 30, 1996 and 1995.

     General - NCF Financial Corporation (the Corporation) is the parent to its wholly-owned subsidiary, Nelson County Federal Savings Bank (the Bank). The Corporation generates interest income from interest-earning deposits, however, it's primary source of net income is that which is generated by the Bank.

     Stock Issuance - On October 12, 1995, the Bank successfully completed a conversion from a mutual to stock form of ownership. In this process, the Corporation issued 770,500 shares of common stock in exchange for net proceeds of $7,335,737 after conversion costs of $369,263.

     Results of Operations - Net income for the year ended June 30, 1996 was $397,790 as compared to $316,553 for the year ended June 30, 1995. This increase of $81,237 or 25.7% is largely attributable to the interest earnings on the funds received from the stock issuance, however, the following discussion outlines the factors contributing to the increase in net income for 1996.

     Net Interest Income - Net interest income increased by $377,943 during fiscal 1996 to $1,400,524 as compared to $1,022,581 in fiscal 1995. This increase was primarily due to the increase in volume of interest-earning assets resulting from the stock issuance. Interest-earning deposits increased by $3.97 million and net loans increased by $2.29 million.

     Provision for loan losses - Management periodically evaluates the adequacy of the allowance for loan losses based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay and other factors. The Bank has not experienced any loan losses in the last several years, however, during the year ended June 30, 1996, the Bank provided $61,000 for loan losses as a result of recommendations during the regulatory examination process. The allowance for loan loss at June 30, 1996 is equal to .55% of loans which the Bank feels is closer to the coverage ratio of other Banks in its region. At June 30, 1996, 94% of total loans were collateralized by one-to-four-family dwellings on real estate located in the market area.

     Other Income - Other income increased from $18,311 to $23,341 during the year primarily due to an increase in customer charges for late payments on loans.

     Other Expenses - Other expenses increased $228,976 or 42.9% during fiscal 1996 from $533,341 to $762,317. Included in this increase was a $145,308 increase in compensation and employee benefits due to accruals for the newly adopted Supplemental Executive Retirement Plan, Directors Consultation and Retirement Plan and the Employee Stock Ownership Plan. The Bank experienced a decline of $13,528 in annual salaries and benefits that were also in place in 1995. (See Note 9 of the Notes to Consolidated Financial Statements). An additional reason for the change in other expenses was the result of an increase in legal and accounting fees of $65,068 due to additional regulatory filings after the stock issuance.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
- -------------------------------

     The Bank is required to maintain levels of liquid assets as defined by the Office of Thrift Supervision regulations. This requirement is based on a percentage of deposits and short-term borrowings and is currently 5%. The Bank's liquidity ratio was 10.41% at June 30, 1996. Bank management believes that the excess liquidity is necessary in order to meet capital expansion plans and to meet the needs of customers as the Bank begins to implement new products and services.

     The Bank's primary source of funds for meeting its liquidity needs are customer deposits, principal and interest payments from loans and mortgage-backed securities and earnings from operations retained by the Corporation. During 1996, the Bank increased its liquidity through the stock conversion.

     The Office of Thrift Supervision's capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. As of June 30, 1996, the Bank's actual capital percentages for tangible capital of 25.78%, core capital of 25.78%, and current risk-based capital of 39.89%, significantly exceed the regulatory requirement for each category.

IMPACT OF INFLATION AND CHANGING PRICES
- ---------------------------------------

     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

     The Bank has an asset and liability structure that is essentially monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Periods of high inflation are often accompanied by relatively higher interest rates and periods of low inflation are accompanied by relatively lower interest rates. As market interest rates rise or fall in relation to the rates earned on the Bank's loans and investments, the value of these assets decreases or increases respectively.

REGULATORY MATTERS
- ------------------

     The Bank currently insures its customers' deposits through the Savings Association Insurance Fund (SAIF) at a premium of 23 basis points per $100. The Bank Insurance Fund (BIF), which insures institutions chartered as commercial banks, recently reduced its premiums to as low as 4 basis points per $100 for certain commercial banks determined to be financially sound by the FDIC. Congress is discussing a resolution to the disparity in BIF and SAIF premiums. A proposal under consideration is to charge institutions insured by the SAIF a one-time assessment of 85 basis points per $100 of customer deposits to recapitalize the SAIF, which would result in an after-tax cost to the Corporation of approximately $127,500. Also under consideration is a subsequent reduction in the annual premium rate to as low as 4 basis points per $100 of customer deposits, which would result in an insurance premium savings of approximately $28,500 after taxes. Other proposals to resolve the BIF/SAIF disparity, which are less financially impacting, are also under consideration; the actual resolution is uncertain at this time.

     The disparity in insurance premiums between those required for the Bank and BIF members could allow BIF members to attract and retain deposits at higher interest rates and at a lower effective cost than the Bank. This could put competitive pressure on the Bank to raise its interest rates paid on deposits, thus increasing its cost of funds and possibly reducing net interest income. Although the Bank has other sources of funds, these other sources may have higher costs than those of deposits.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
- --------------------------------------------------------------------------------
OPERATIONS
- ----------

     Comparisons of Operating Results for the years ended June 30, 1995 and 1994.

     Results of Operations - Net income for the year ended June 30, 1995 was substantially the same as the year ended June 30, 1994. Net income for fiscal 1995 was $316,553 and $323,302 for fiscal 1994. The following discussion outlines the factors contributing to the changes in net income for 1995.

     Net Interest Income - Although the Bank experienced a $140,339 increase in total interest income, it also incurred an increase of $159,359 in total interest expense for a decline in net interest income of $19,020. The Bank experienced significant growth in loans of $3,992,922 or 17.7% during 1995, however, during this growth, interest-earning assets declined by $3,047,518 and the Bank borrowed $700,000 through FHLB advances. Also, the weighted average cost of deposits increased from 3.7% to 4.94% during the year. This additional interest burden exceeded the impact of loan growth during fiscal 1995.

     Provision for Loan Losses - The Bank provides $20,000 for loan losses during fiscal 1995 compared to $49,600 for fiscal 1994. The Bank experienced no charged-off loans during the two years.

     Other Income - The Bank experienced a decline in other income of $5,561, from $23,872 to $18,311 primarily due to fewer charges for late payments on customers loans.

     Other Expense - Other expenses increased by $51,308 or 10.6% from $482,033 to $533,341. The majority of the increase came from a $32,996 (11.25%) increase in compensation and employee benefits. This resulted from increases to directors and officers compensation due to their additional time spent on preparation for the stock conversion. The remaining increase in other expense was the result of ordinary and necessary operating expenses attributable to growth in customer activity.

                 [WHELAN, DOERR, PIKE & PAWLEY, PSC LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors
NCF Financial Corporation and Subsidiaries
Bardstown, Kentucky

We have audited the accompanying consolidated balance sheet of NCF Financial Corporation and Subsidiaries as of June 30, 1996, and the related consolidated statements of income, retained earnings, and cash flows for the year ended June 30, 1996. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company as of June 30, 1995 and 1994 were audited by other auditors whose report dated August 17, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NCF Financial Corporation and Subsidiaries as of June 30, 1996, and the results of their operations and their cash flows the year ended June 30, 1996, in conformity with generally accepted accounting principles.


/s/Whelan, Doerr, Pike & Pauley, PSC
Certified Public Accountants
July 30, 1996



              P.O. Box 668 - 1002 N. Mulberry - Elizabethtown, KY
                42702-0668 - (502) 765-4188 - FAX (502) 737-0988
         4602 Southern Parkway - Louisville, KY 40214 - (502) 361-4630

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------


                                                                                    June 30,
                                                                            ---------------------------
                                                                               1996            1995
                                                                               ----            ----


                                     ASSETS
                                     ------
Cash and due from banks                                                     $   195,210     $   206,419
Interest-earning deposits                                                     4,967,748         994,083
Loans receivable, net (Notes 1 and 2)                                        28,861,111      26,574,204
Mortgage-backed securities (market value - 1996 -
 $164,993, and 1995 - $208,265 (Notes 1 and 3)                                  143,347         181,949
Premises and equipment, net (Notes 1 and 4)                                      50,823          64,631
Investment in Federal Home Loan Bank stock                                      412,100         384,600
Interest receivable                                                             219,856         118,806
Deferred tax asset                                                                3,922          -
Other assets                                                                     50,628         197,617
                                                                            -----------     -----------

       TOTAL ASSETS                                                         $34,904,745     $28,722,309
                                                                            ===========     ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES:
- ------------
  Savings deposits (Notes 1 and 5)                                          $22,741,108     $23,172,428
  Advances from Federal Home Loan Bank (Note 6)                                  -              700,000
  Accrued expenses and other liabilities                                        246,856         160,660
  Income taxes payable (Notes 1 and 7):
    Current                                                                     113,680           3,000
    Deferred                                                                     -               50,000
                                                                            -----------     -----------

       TOTAL LIABILITIES                                                     23,101,644      24,086,088

COMMITMENTS (Note 2)                                                             -               -

STOCKHOLDERS' EQUITY (Note 8):
- ------------------------------
  Serial preferred stock, $.01 par value per

   share; 100,000 shares authorized and unissued                                 -               -
  Common stock, $.10 par value per share;
    authorized 1,400,000 shares; issued and
    outstanding, 770,500 shares in 1996 and
    -0- shares in 1995                                                           77,050          -
  Additional paid-in capital                                                  7,269,787          -
  Retained earnings-substantially restricted                                  4,918,436       4,636,221
  Unearned employee stock ownership plan                                       (462,172)         -
                                                                            -----------     -----------
       TOTAL STOCKHOLDERS' EQUITY                                            11,803,101       4,636,221
                                                                            -----------     -----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $34,904,745     $28,722,309
                                                                            ===========     ===========

                 See notes to consolidated financial statements.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------


                                                                              Years Ended June 30,
                                                                   ---------------------------------------
                                                                      1996          1995           1994
                                                                      ----          ----           ----

INTEREST INCOME:
- ----------------
  Loans                                                            $2,245,497    $1,895,727     $1,710,593
  Mortgage-backed securities                                           20,115        28,056         43,726
  Interest-earning deposits                                           257,541       106,416        135,541
                                                                   ----------    ----------     ----------

     TOTAL INTEREST INCOME                                          2,523,153     2,030,199      1,889,860

INTEREST EXPENSE:
- -----------------
  Deposit accounts                                                  1,105,006       980,945        848,259
  Federal Home Loan Bank advances                                      17,623        26,673           -
                                                                   ----------    ----------     ----------
     TOTAL INTEREST EXPENSE                                         1,122,629     1,007,618        848,259
                                                                   ----------    ----------     ----------
     NET INTEREST INCOME                                            1,400,524     1,022,581      1,041,601

Provision for loan losses (Notes 1 and 2)                              61,000        20,000         49,600
                                                                   ----------    ----------     ----------
Net interest income after provision for loan losses                 1,339,524     1,002,581        992,001

OTHER INCOME:
- -------------
  Loan fees and service charges                                        23,341        15,975         17,795
  Other                                                                 -             2,336          6,077
                                                                   ----------    ----------     ----------
     TOTAL OTHER INCOME                                                23,341        18,311         23,872

OTHER EXPENSES:
- ---------------
  Compensation and employee benefits                                  471,462       326,154        293,158
  Net occupancy expense                                                26,388        23,617         21,267
  Deposit insurance premiums                                           57,374        52,540         51,776
  Data processing                                                      34,203        34,029         32,493
  State franchise and other taxes                                      27,565        26,256         25,455
  Professional fees                                                    77,543        12,475         11,768
  Other operating expenses                                             67,782        58,270         46,116
                                                                   ----------    ----------     ----------
     TOTAL OTHER EXPENSES                                             762,317       533,341        482,033
                                                                   ----------    ----------     ----------
Income before income taxes and cumulative
 effect adjustment                                                    600,548       487,551        533,840

Income taxes (Notes 1 and 7)                                          202,758       170,998        184,022
                                                                   ----------    ----------     ----------
Income before cumulative effect adjustment                            397,790       316,553        349,818

Cumulative effect on prior years for accounting change                  -             -            (26,516)
                                                                   ----------    ----------     ----------
NET INCOME                                                         $  397,790    $  316,553     $  323,302
                                                                   ==========    ==========     ==========
NET INCOME PER SHARE OF COMMON STOCK (Note 8)                      $      .34
                                                                   ==========
PROFORMA NET INCOME PER SHARE OF COMMON STOCK (Note 8)             $      .66
                                                                   ==========

                 See notes to consolidated financial statements.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------

                                                                                          Unearned
                                                                                          Employee
                                                                                            Stock
                                        Common                Additional                  Ownership
                                        Stock       Common     Paid-in      Retained        Plan
                                        Shares      Stock      Capital      Earnings       Shares          Total
                                        ------      -----      -------      --------       ------          -----

Balance, July 1, 1993                      -        $  -      $    -       $3,996,366     $    -        $ 3,996,366
Net income                                 -           -           -          323,302          -            323,302
                                        -------     -------   ----------   ----------     ---------     -----------

Balance, June 30, 1994                     -           -           -        4,319,668          -          4,319,668
Net income                                 -           -           -          316,553          -            316,553
                                        -------     -------   ----------   ----------     ---------     -----------

Balance, June 30, 1995                     -           -           -        4,636,221          -          4,636,221
Net income                                 -           -           -          397,790          -            397,790
Net proceeds from sale
 of common stock                        770,500      77,050    7,258,687        -          (500,000)      6,835,737
Fair value of shares committed
 to be released from ESOP plan             -           -          11,100        -            37,828          48,928
Cash dividend paid                         -           -           -         (115,575)         -           (115,575)
                                        -------     -------   ----------   ----------     ---------     -----------

Balance, June 30, 1996                  770,500     $77,050   $7,269,787   $4,918,436     $(462,172)    $11,803,101
                                        =======     =======   ==========   ==========     =========     ===========


                See notes to consolidated financial statements.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------



                                                                                      Years Ended June 30,
                                                                           -------------------------------------------
                                                                               1996            1995           1994
                                                                               ----            ----           ----
OPERATING ACTIVITIES:
- ---------------------
  Net income                                                               $   397,790     $   316,553     $   323,302
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation                                                                16,808          14,378          11,415
    Provision for loan losses                                                   61,000          20,000          49,600
    Deferred income taxes (benefit)                                            (53,922)          -              (8,000)
    Cumulative effect adjustment                                                 -               -              26,516
    FHLB dividends received in stock                                           (27,500)        (23,400)        (17,000)
    Amortization of deferred loan origination fees, net                         (1,815)         (1,255)         (1,670)
    Accretion of discounts on mortgage-backed securities                          (884)         (1,868)         (2,877)
    Increase (decrease) in allowance for uncollectible
     interest                                                                   15,735            (586)         (3,795)
    Increase in interest receivable                                           (116,785)        (28,754)         (1,277)
    Decrease (increase) in other assets                                         11,913         (14,918)        (11,884)
    Increase (decrease) in accrued expenses and other liabilities               86,196          55,358         (27,381)
    Increase (decrease) in current income taxes payable                        110,680           3,000          (2,476)
    ESOP plan expense                                                           48,928           -               -
                                                                           -----------     -----------     -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                      548,144         338,508         334,473

INVESTING ACTIVITIES:
- ---------------------
  Principal payments on mortgage-backed securities                              39,486          94,250         162,287
  Net (increase) decrease in loans originated                               (2,346,092)     (4,011,667)        611,514
  Acquisition of premises and equipment                                         (3,000)        (38,163)        (10,238)
                                                                           -----------     -----------     -----------

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                         (2,309,606)     (3,955,580)        763,563

FINANCING ACTIVITIES:
- ---------------------
  Net (decrease) increase in deposits                                         (431,320)         92,775         604,173
  Advances (repayments) from FHLB                                             (700,000)        700,000           -
  Stock conversion cost                                                       (234,187)       (135,076)          -
  Initial stock offering                                                     7,705,000           -               -
  Dividends paid                                                              (115,575)          -               -
  ESOP loan                                                                   (500,000)          -               -
                                                                           -----------     -----------     -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                    5,723,918         657,699         604,173
                                                                           -----------     -----------     -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             3,962,456      (2,959,373)      1,702,209

CASH AND CASH EQUIVALENTS, beginning of year                                 1,200,502       4,159,875       2,457,666
                                                                           -----------     -----------     -----------

CASH AND CASH EQUIVALENTS, end of year                                     $ 5,162,958     $ 1,200,502     $ 4,159,875
                                                                           ===========     ===========     ===========

                See notes to consolidated financial statements.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------


     The following is a description of the more significant accounting policies which NCF Financial Corporation follows in preparing and presenting its consolidated financial statements:

     1. Principles of Consolidation - The consolidated financial statements include the accounts of NCF Financial Corporation (the Corporation) and its wholly-owned subsidiary, Nelson County Federal Savings Bank (the Bank) and its wholly-owned subsidiary, Nelson Service Corporation. Intercompany balances and transactions have been eliminated. The impact of Nelson Service Corporation (NSC) on the consolidated financial statements is insignificant. NSC has no operating activity other than to own stock in a third-party service bureau.


     2. Loans Receivable - Loans receivable are carried at their unpaid principal balance less net deferred loan fees and allowances for losses.

          The Bank maintains allowances for losses on loans when a significant and probable decline in value occurs and for losses on real estate acquired in settlement of loans. Loan loss provisions are charged to income when, in the opinion of management, such losses for which no provision has been made are expected to be incurred. Interest on loans that are contractually past due more than 90 days is charged to an allowance and recognized as a reduction in interest income.

          The allowance for loan losses is based upon an evaluation of the loan portfolio. The evaluation considers such factors as the delinquency status of loans, current economic conditions, the net realizable value of the underlying security and prior loan loss experience.

          Recovery of the carrying value of loans is dependent to some extent on future economic, operating and other conditions that may be beyond the Bank's control. Unanticipated future adverse changes in such conditions could result in material adjustments to allowances and therefore, the future results of operations.

          The Financial Accounting Standards Board (FASB) issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan". It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. The Statement applies to financial statements for fiscal years beginning after December 15, 1994. Implementation of the Statement did not have a material impact on financial condition or results of operations.

          Loan fees resulted from the origination of certain mortgage loans. Such fees are deferred ("deferred loan fees") and reflected as a reduction of the carrying value of mortgage loans. The deferred fees are amortized using the interest method over the contractual lives of the loans.

          The Bank does not charge any loan fees in connection with the origination of current mortgage loan production. Also, loan origination costs such as attorney and appraisal fees are paid directly by the borrower. The only cost incurred by the Bank is the time required to process the loan application and minimal supplies. Management has determined that capitalization of these costs is immaterial with respect to the Bank's yield on mortgage loans. The Bank continues to have deferred loan origination fees for loans prior to July 1, 1988 and some loans originated in 1992 which are being amortized to income on the interest level yield method.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1.   SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES -  (Continued)
     ------------------------------------------------------------

          The Bank's primary lending area is Nelson County, Kentucky. The economy within this market area is economically diverse, including a variety of manufacturing industries. The Bank's primary lending activity is the origination of residential real estate loans secured by first mortgage for the purpose of acquisition or construction of one-to-four family residential properties.

     3. Securities - On July 1, 1994, the Corporation adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities", which requires the classification of securities into three categories: held-to-maturity, available-for-sale, or trading. Based upon a periodic review of the investment portfolio, debt securities in which the Corporation has a positive intent and ability to hold are classified as held-to-maturity and are carried at cost adjusted for the amortization of premiums and discounts using the interest method over the terms of the securities.

          Debt and equity securities which do not fall into this category, nor held for the purpose of selling in the near term are classified as available-for-sale. Unrealized holding gains and losses, net of income tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. No securities have been classified as trading securities or available-for-sale.


     4. Real Estate Owned - Real estate properties acquired through foreclosure and in settlement of loans are stated at the lower of cost or fair value less estimated selling costs at the date of foreclosure. The excess of cost over fair value less the estimated costs to sell at the time of foreclosure is charged to the allowance for loan losses. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are not capitalized and are charged against operations in the current period.


     5.   Premises and  Equipment - Premises and  equipment  are carried at cost
          less  accumulated  depreciation.   Depreciation  is  computed  by  the
          straight-line method over the estimated useful lives of the assets.

     6. Federal Home Loan Bank Stock - Investment in stock of a Federal Home Loan Bank is required by law of every federally insured savings and loan or savings bank. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value.

     7. Income Taxes - Deferred income taxes have been provided on income and expenses reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

     8. Estimates and Assumptions - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     9. Cash Flows - For purposes of the statement of cash flows, the Bank considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand and amounts due from banks.

     10. Reclassifications - Certain amounts for 1995 and 1994 have been reclassified to conform to the presentation for 1996.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

2.  LOANS RECEIVABLE
    ----------------

Loans receivable are summarized as follows:

                                                                                June 30,
                                                                      ----------------------------
                                                                          1996            1995
                                                                          ----            ----
            Real estate first mortgage loans:
             One-to-four family                                        $25,661,820     $23,609,165
             Construction                                                3,314,295       3,473,621
             Multi-family residential                                      150,982         152,485
             Non-residential                                               314,843         257,188
                                                                       -----------     -----------

             Total real estate loans                                    29,441,940      27,492,459

            Consumer loans:
             Loans secured by deposit accounts                              69,466          75,363
                                                                       -----------     -----------

             Total loans                                                29,511,406      27,567,822

            Less:
             Undisbursed portion of loans in process                       481,334         883,842
             Net deferred loan origination fees                              7,753           9,568
             Allowance for loan losses                                     161,208         100,208
                                                                       -----------     -----------

                                                                           650,295         993,618

                                                                       $28,861,111     $26,574,204
                                                                       ===========     ===========


Management of the Bank believes that its allowances for losses on its loan portfolio are adequate. However, the estimates used by management in determining the adequacy of such allowances are susceptible to significant changes due primarily to changes in economic and market conditions. In addition, various regulatory agencies periodically review the Bank's allowance for losses as an integral part of their examination processes. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examinations.

The changes in the allowance for loan losses are summarized as follows:

                                                                         Years Ended June 30,
                                                                       ------------------------
                                                                         1996            1995
                                                                         ----            ----

            Beginning balance                                          $100,208        $ 80,208
            Provision for loan losses                                    61,000          20,000
            Net charge-offs                                                -               -
                                                                       --------        --------
             Ending balance                                            $161,208        $100,208
                                                                       ========        ========

The Bank had outstanding commitments for mortgage loans of approximately $300,000 and $660,000 at June 30, 1996 and 1995, respectively. The commitments to originate loans at June 30, 1996 and 1995, were entirely composed of variable rate loans.

The Bank did not participate in the servicing of loans for others on any of the dates presented in these financial statements.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

2.  LOANS RECEIVABLE - (Continued)
    ------------------------------


     Non-performing loans were $755,000 and $73,000 at June 30, 1996 and 1995, respectively. Interest income in the amount of $16,439 and $704 for 1996 and 1995, respectively, would have been recorded on non-performing loans if they had been performing in accordance with their contractual terms.

3.  MORTGAGE-BACKED SECURITIES
    --------------------------

     The amortized cost basis and fair values of mortgage-backed securities are summarized as follows:

                                           Amortized      Gross         Gross
                                             Cost       Unrealized    Unrealized     Fair
                                             Basis        Gains         Losses       Value
                                             -----        -----         ------       -----

           Securities held-to-maturity:
             June 30, 1996:
               GNMA Certificates           $143,347      $21,646        $ -         $164,993
                                           ========      =======        ===         ========

             June 30, 1995:
               GNMA Certificates           $181,949      $26,316        $ -         $208,265
                                           ========      =======        ===         ========

     There were no sales during the years ended June 30, 1996 and 1995.

4.  PREMISES AND EQUIPMENT
    ----------------------

     Premises and equipment consist of the following:


                                                                             June 30,
                                                                       ---------------------
                                                                         1996         1995
                                                                         ----         ----

             Land and improvements                                     $  9,750     $  9,750
             Office buildings and improvements                           85,770       85,770
             Furniture, fixtures and equipment                          122,460      119,460
             Automobiles                                                 28,864       28,864
                                                                        -------      -------

                                                                        246,844      243,844
             Less accumulated depreciation                              196,021      179,213
                                                                        -------      -------

                                                                       $ 50,823     $ 64,631
                                                                       ========     ========

     On February 1, 1996, the Bank leased land under a twenty year operating lease agreement. The lease includes options to extend the terms of the lease for an additional ten years. Rental expense was $4,000 for the year ended June 30, 1996. Future minimum commitments under this non-cancelable lease are:

              Year Ended
              June 30,
              --------

              1997                                                 $  9,600
              1998                                                    9,600
              1999                                                    9,600
              2000                                                    9,600
              2001                                                   10,600
              Thereafter                                            223,720
                                                                    -------

              Total                                                $272,720
                                                                   ========

     The above-mentioned land is to be the site of a new bank location which is currently in the planning phase. It is estimated that construction will begin in fiscal year 1997 with construction and furniture and equipment costs of approximately $500,000.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


5.  SAVINGS DEPOSITS
    ----------------

     Deposits at June 30 are summarized as follows:

                                     Weighted
                                   Average Rate                  1996                         1995
                                   ------------         ------------------------     -----------------------
                                  1996      1995          Amount       Percent         Amount       Percent
                                  ----      ----          ------       -------         ------       -------

        Demand & NOW Accounts     2.90%     3.00%       $ 1,123,564      4.94%       $   859,035      3.71%
        Money Market              2.90      2.91          1,466,484      6.45          1,564,595      6.75
        Passbook Savings          3.06      2.99          2,960,115     13.02          2,983,027     12.87
                                                        -----------    ------        -----------    ------

                                                          5,550,163     24.41          5,406,657     23.33

        Certificates of Deposit
           3.01% - 4.00%                                     58,695       .26          1,574,606      6.80
           4.01% - 5.00%                                  6,200,845     27.27          4,965,464     21.43
           5.01% - 6.00%                                  9,563,514     42.05          7,205,788     31.10
           6.01% - 7.00%                                  1,367,891      6.01          4,014,600     17.32
           7.01% - 8.00%                                      -           -                5,313       .02
                                                        -----------    ------        ----------     ------

                                                         17,190,945     75.59         17,765,771     76.67
                                                        -----------    ------        -----------    ------
                                                        $22,741,108    100.00%       $23,172,428    100.00%
                                                        ===========    ======        ===========    ======

     At June 30, 1996, scheduled maturities certificates of deposit are as follows:

                                        Amount       Average Rate    Percent
                                        ------       ------------    -------

           1997                       $12,031,652        5.28%        69.99%
           1998                         4,184,954        5.83         24.34
           1999                           794,517        5.70          4.62
           2000                           160,822        5.95           .94
           2001                             6,000        6.50           .03
           Thereafter                      13,000        5.56           .08
                                      -----------        ----         -----

                                      $17,190,945                    100.00%
                                      ===========                    ======

     The average interest rate on the savings deposit portfolio, computed without effect of compounding daily interest, at June 30, 1996 and 1995 is 4.83% and 4.94%, respectively.

     The Bank had certificates of deposit with balances of $100,000 or more of $1,485,562 and $1,564,063 at June 30, 1996 and 1995, respectively.

     A summary of interest expense on deposits is as follows:

                                                                  Years Ended June 30,
                                                         --------------------------------------
                                                            1996           1995          1994
                                                            ----           ----          ----

           Passbook Savings                              $   85,817      $105,576      $116,878
           Money Market & NOW Accounts                       75,748        91,917        96,147
           Certificates of Deposit                          943,441       783,452       635,234
                                                         ----------      --------      --------

                                                         $1,105,006      $980,945      $848,259
                                                         ==========      ========      ========

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


6.  FEDERAL HOME LOAN BANK ADVANCES

     The Bank had obtained approval of a line of credit of up to $2,000,000 from the FHLB and had borrowed $700,000 at June 30, 1995. This commitment expired September 27, 1995. Advances carry variable rates, with a rate of 6.7% at June 30, 1995. The Bank had pledged their loan portfolio as collateral for the advances. Currently, the Bank has no advances or pledges towards advances at June 30, 1996.

7.  INCOME TAXES

     The Corporation and its subsidiaries file a consolidated federal income tax return and income tax is apportioned among all companies based on their taxable income or loss. Income tax expense is summarized as follows:

                                                                     Years Ended June 30,
                                                            ------------------------------------
                                                              1996          1995          1994
                                                              ----          ----          ----

           Current                                          $256,680      $170,998      $192,022
           Deferred benefit                                  (53,922)         -           (8,000)
                                                             -------       -------        ------

           Total                                            $202,758      $170,998      $184,022
                                                            ========      ========      ========

     The effective tax rate differs from the federal statutory rate of 34% due to the following:

                                                                   Years Ended June 30,
                                                                   --------------------
                                                            1996           1995         1994
                                                            ----           ----         ----
           Statutory tax rate                               34.0%         34.00%        34.0%
           Increase (decrease) resulting from:
            Other - net                                      (.2)          1.07           .5
                                                             ---           ----           --

           Effective tax rate                               33.8%         35.07%        34.5%
                                                            ====          =====         ====

     Temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred income taxes, relate to the following:

                                                                                June 30,
                                                                          --------------------
                                                                           1996         1995
                                                                           ----         ----
           Deferred tax assets:
            Deferred loan origination fees                                $ 2,636     $  3,253
            Bad debt reserves                                              28,327        8,862
            Reserve for uncollectible interest                              5,589          239
            Post-retirement benefits                                       39,919         -
                                                                           ------      -------

                                                                           76,471       12,354

           Deferred tax liabilities:

            Basis difference in FHLB stock                                 69,224       59,874
            Depreciation differences                                        3,325        2,480
                                                                           ------       ------

                                                                           72,549       62,354
                                                                           ------       ------

           Net deferred tax asset (liability)                             $ 3,922     $(50,000)
                                                                          =======     ========

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


7.  INCOME TAXES - (Continued)
    -------------------------

     The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 109 at July 1, 1993, thus recognizing a deferred tax liability of $26,516. Prior year financial statements were not restated and the cumulative effect of the change was shown as a one-time charge to income in the 1994 consolidated statements of income.

     The Bank's annual addition to its reserve for bad debts allowed under the Internal Revenue Code may differ significantly from the bad debt experience used for financial statement purposes. Such bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Since the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on the amount of bad debt reserves for tax purposes that arose in tax years beginning before December 31, 1987, in accordance with SFAS No. 109. Therefore, retained earnings at June 30, 1996 and 1995 includes approximately $1,174,000, representing such bad debt deductions for which no deferred income taxes have been provided.

8.  STOCKHOLDERS' EQUITY
    --------------------

     1. Stock Conversion - Effective October 12, 1995, the Bank converted from a federally-chartered mutual savings and loan association to a federally-chartered capital stock savings and loan association. In connection with the conversion, 770,500 shares of common stock were sold at $10.00 per share. Net proceeds from the sale of stock were $7,335,737 after conversion costs of $369,263.

     2. Net Worth/Dividend Restrictions - For the purpose of granting to eligible savings account holders a priority in the event of future liquidation, the Savings Bank established a special account in an amount equal to its total retained income of $4,636,221 at June 30, 1995. In the event of future liquidation (and only in such an event), an eligible account holder who continues to maintain a savings account will be entitled to receive a distribution from the special account. The total amount of the special account decreases in an amount proportionately corresponding to decreases in the savings account balances of eligible account holders on each subsequent annual determination date.

          The Savings Bank may not declare or pay a cash dividend on any of its capital stock if the effect thereof would cause the net worth of the Savings Bank to be reduced below the amount required for the liquidation account.

          Additionally, federal regulations limit dividend and capital distributions during a calendar year to the greater of: 100 percent of the Bank's current net income plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year; or 75 percent of its net income over the most recent four-quarter period.

     3. Earnings Per Share - Net income per share of common stock from the date of conversion, October 12, 1995 to June 30, 1996, is computed by dividing net income for the period by 770,500, the number of shares of common stock issued and outstanding for the period. Common stock equivalents have not been used in computing net income per share because their effect is not material.

          A proforma net income of $.66 per share of common stock for the year ended June 30, 1996 has been calculated as if the 770,500 common shares were issued on July 1, 1995. Adjustments were made to net income by assuming that the net proceeds were available for investment by the Savings Bank at the weighted average interest rate on all interest-earning assets from July 1, 1995 through October 12, 1995.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

8.  STOCKHOLDERS' EQUITY - (Continued)
    ---------------------------------

     3. Regulatory Capital Requirements - The Bank is subject to various regulatory capital requirements administered by the OTS. Currently, the minimum required regulatory capital levels are tangible capital of 1.5% of tangible assets, core capital of 3.0% of adjusted tangible assets, and risk-based capital of 8.0% of risk-weighted assets. At June 30, 1996, the Bank met all regulatory capital requirements. At June 30, 1996, the Bank's regulatory tangible capital was 25.78 percent of total assets, core capital was 25.78 percent of adjusted tangible assets and risk-based capital was 39.89 percent of total risk-weighted assets.

9.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS
    ---------------------------------------------------

     1. Pension Plan - The Savings Bank is a participant in the Financial Institutions Retirement Fund (FIRF), a multi-employer defined benefit pension plan covering substantially all employees. Employees are 100% vested at the completion of five years of participation in the plan. The Savings Bank's policy is to contribute annually the minimum funding amounts. Employer contributions charged to operations for 1996 were $3,264. The plan was fully funded for 1995 and 1994, thus requiring no contributions.


     2. Employee Stock Ownership Plan - Savings Bank - Effective October 13, 1995, the Board of Directors of the Bank formally adopted the Nelson County Federal Employee Stock Ownership Plan (ESOP). Employees are eligible to participate in the ESOP upon completion of one year of service. Employees are vested in accordance with a schedule which provides for 100% vesting upon completion of five years of service.

          In October, 1995, the plan borrowed $500,000 from the Corporation to purchase 50,000 shares of the Corporation's common stock. The loan matures in October, 2005 and interest is payable annually at a rate of 6.0%. The obligation of the ESOP to repay the debt is guaranteed by the Savings Bank; therefore, the unpaid balance of the borrowings has been eliminated under principles of consolidation in the accompanying consolidated balance sheet.

          The Bank makes annual contributions to the ESOP equal to the ESOP's debt service. In addition, all dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on a principal plus interest formula. The Bank accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position as a deduction from stockholders' equity. As shares are released from collateral, the Bank reports compensation expense equal to the current market price of the shares. Only shares released for allocation are treated as outstanding for earnings-per-share computations. Only dividends that are paid on shares released for allocation are recorded as a reduction to retained earnings. The dividends on unreleased shares used to pay debt service are reported as a reduction to debt service expense. ESOP compensation expense was $41,428 for the year ended June 30, 1996. The ESOP shares as of June 30, 1996 were as follows:

               Allocated shares                                1,467
               Shares released for allocation                  2,316
               Unreleased shares                              46,217
                                                              ------

               Total ESOP shares                              50,000
                                                              ======

               Fair value of unreleased shares              $621,041
                                                            ========

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

9.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS - (Continued)
    ----------------------------------------------------------------

     3. Stock Option Plan - Under the 1995 Stock Option Plan, the Corporation may grant either incentive or non-incentive stock options to officers, directors and key employees for an aggregate of 77,050 shares of the Corporation's common stock at not less than fair market value at the date such options are granted. The option to purchase shares expires ten years after the date of grant. At June 30, 1996, 19,260 shares have been granted, however, none are exercisable at that date. The plan has not obtained OTS non-objection.


     4. Management Stock Bonus Plan - The Corporation will contribute sufficient funds to the Management Stock Bonus Plan (MSBP) to purchase up to 30,820 shares of the Corporation to be awarded to directors, officers and key employees as an encouragement to remain in the employment or service of the Bank. Upon granting of a MSBP award, 20% shall be earned on the one-year anniversary of the award and an additional 20% annually thereafter. Compensation expense will be recognized pro rata over the period during which the shares are earned. At June 30, 1996, if the plan were to be fully funded, the fair value of all shares under this plan would be $414,144. None of the awards have been earned for the recognition of compensation expense. The plan has not obtained OTS non-objection.

    5.  Post-Retirement Benefits -

          1. Supplemental Executive Retirement Plan (SERP) - Effective January 1, 1996, the Bank approved the SERP for the President and Chief Executive Officer. Upon retirement, the Bank will pay a monthly retirement benefit in excess of the FIRF plan, not exceeding 2% times such participant's average monthly compensation multiplied by total years of service. Under Statement of Financial Accounting Standards No. 106 (FASB 106), "Employers Accounting for Post-Retirement Benefits Other Than Pensions", the Bank has recorded plan expense of $95,895 during the year ended June 30, 1996 as the present value of the expected post-retirement benefit obligation. The plan is currently not funded. This plan has not obtained OTS non-objection.

          2. Directors Consultation and Retirement Plan (Directors Plan) - Effective March 1, 1996, the Bank approved the Directors Plan to provide each director with 15 years of service and a retirement age of 65, a monthly benefit equal to the directors fees in effect prior to retirement. Benefits do not vest fully until three years following plan implementation. Under FASB 106, the Bank has recorded plan expense of $21,513 during the year ended June 30, 1996 as the present value of the expected post-retirement benefit obligation. The plan is currently not funded. This plan has not obtained OTS non-objection.

10. CASH FLOW ACTIVITIES
    --------------------

     The following information is presented as supplemental disclosures to the statement of cash flows, as required by Statement of Financial Accounting Standards No. 95.

     Cash paid during the year ended June 30 for:


                                                     1996           1995          1994
                                                     ----           ----          ----

                 Interest expense                 $1,145,780      $958,072      $867,424
                                                  ==========      ========      ========

                 Income taxes                     $  131,600      $170,388      $206,508
                                                  ==========      ========      ========


                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


11.  CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)
     ----------------------------------------------------

     The following condensed statements summarize the financial position, operating results and cash flows of NCF Financial Corporation (Parent Company only).


                  Condensed Statements of Financial Condition

                                                                                   June 30,
                                                                                   --------
                                                                                     1996
                                                                                     ----

                 Assets

                 Cash and interest earning deposits                               $ 3,077,144
                 Investment in subsidiary                                           8,677,019
                 Other assets                                                         526,368
                                                                                   ----------

                                                                                  $12,280,531
                                                                                  ===========

                 Liabilities and Stockholders' Equity

                 Other liabilities                                                $    15,258
                 Stockholders' equity                                              12,265,273
                                                                                   ----------

                                                                                  $12,280,531
                                                                                  ===========


                         Condensed Statements of Income

                                                                                  Year Ended
                                                                                   June 30,
                                                                                   --------
                                                                                     1996
                                                                                     ----

                 Cash dividends from subsidiary                                   $    -
                 Interest income                                                      121,425
                                                                                   ----------
                                                                                      121,425

                 Other expenses                                                       (72,577)
                                                                                   ----------

                 Net income before income tax expense                                  48,848

                 Income tax expense                                                   (15,258)
                                                                                   ----------

                 Income before equity in undistributed net

                  income of subsidiaries                                               33,590

                 Equity in undistributed net income of subsidiaries                   229,205
                                                                                  -----------

                 Net income                                                       $   262,795
                                                                                  ===========

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



11.  CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) - (Continued)
     -------------------------------------------------------------------

                       Condensed Statements of Cash Flows

                                                                                   Year Ended
                                                                                    June 30,
                                                                                    --------
                                                                                      1996
                                                                                      ----

      Operating Activities:
        Net income                                                               $   262,795
        Adjustments to reconcile net income to
         cash provided by operating activities:
          Earnings from investment in subsidiary                                    (229,205)
        Increase in other assets                                                     (26,368)
        Increase in other liabilities                                                 15,258
                                                                                 -----------

      Net cash provided by operating activities                                       22,480



      Investing Activities:
        Investment in subsidiary                                                  (3,665,498)
        ESOP loan                                                                   (500,000)
                                                                                 -----------

      Net cash used in investing activities                                       (4,165,498)



      Financing Activities:
        Proceeds from stock issuance, net                                          7,335,737
        Dividends paid                                                              (115,575)
                                                                                 -----------

      Net cash provided by financing activities                                    7,220,162
                                                                                 -----------

      Net increase in cash                                                         3,077,144

      Cash, beginning of year                                                          -
                                                                                 -----------

      Cash, end of year                                                          $ 3,077,144
                                                                                 ===========

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


12.  FAIR VALUES OF FINANCIAL INSTRUMENTS
     ------------------------------------

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to represent the underlying value of the Corporation.


     The methods and assumptions used by the Corporation in estimating its fair value disclosures for financial instruments are presented below:


     1. Cash and Interest Earning Deposits - The carrying amounts for cash and interest earning deposits approximates their fair values.

     2. Mortgage-Backed Securities - Fair values for investment securities are based upon quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     3. Loans, net - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values of other types of loans are estimated by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit quality and for the same remaining maturities.


     4. Deposits - The fair values for demand deposits, savings accounts and certain money market deposits are the amounts payable on demand at the reporting date. The carrying amounts for variable-rate, money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     5. Advances from Federal Home Loan Bank - The fair values for long-term debt are estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

     6. Commitments to Extend Credit and Standby Letters of Credit - The fair values of commitments to extend credit is estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customer. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of standby letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties at the reporting date. The value of these financial instruments was not material at June 30, 1996.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



12.  FAIR VALUES OF FINANCIAL INSTRUMENTS - (Continued)
     --------------------------------------------------

     The estimated fair values of the Corporation's financial instruments are as follows:

                                                               June 30, 1996
                                                        ---------------------------
                                                          Carrying         Fair
                                                           Value           Value
                                                           -----           -----

Financial assets:

  Cash and interest bearing deposits                    $ 5,162,958     $ 5,162,958
  Mortgage-backed securities                            $   143,347     $   164,993
  Loans, net                                            $28,861,111     $29,237,496

Financial liabilities:
  Deposits                                              $22,741,108     $22,737,575
  Advances from Federal Home Loan Bank                  $    -          $    -



13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
     -------------------------------------------------

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterpart.


     The Bank's only financial instruments with off-balance-sheet risk at June 30, 1996 and 1995 are outlined in Note 2.

                   [CRISP CH HUGHES & CO., L.L.P. Letterhead]


                          Independent Auditors' Report
                          ----------------------------


Board of Directors
Nelson County Federal Savings and Loan Association
Bardstown, Kentucky

We have audited the accompanying consolidated balance sheets of Nelson County Federal Savings and Loan Association (Association) and Subsidiary as of June 30, 1995, and the related consolidated statements of income, retained earnings, and cash flows for the years ending June 30, 1995 and 1994. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Association and Subsidiary as of June 30, 1995, and the results of their operations and their cash flows for the years ending June 30, 1995 and 1994, in conformity with generally accepted accounting principles.

/s/Crisp Hughes & Co., L.L.P.
Asheville, North Carolina
August 17, 1995


       32 Orange Street - P.O. Box 3049 - Asheville, North Carolina 28802
                      (704) 254-2254 - FAX (704) 254-6859
         Other Offices: Boone, Burnsville, Sylva, NC and Greenville, SC

       Member of: The American Institute of Certified Public Accountants.
                 The Continental Association of CPA Firsm, Inc.,
                   The Intercontinental Accounting Associates
          and The North Carolina and South Carolina Associates of CPAs

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                             CORPORATE INFORMATION
                             ---------------------

SUBSIDIARIES:    Nelson County Federal Savings Bank
                 Nelson Service Corporation

MAIN OFFICE:     119 East Stephen Foster Avenue
                 Bardstown, KY  40004-1589

DIRECTORS:       A.E. Bowling
                 President, Chairman of the Board

                 Dan Biggs
                 Vice-President

                 John S. Tharp
                 Assistant Secretary
                 Retired; Insurance and Real Estate

                 Paul Barnes, DMD
                 Dentist

                 Ben T. Guthrie
                 Retired

                 Robert C. Hurst
                 Pharmacist, Hurst Discount Drug, Inc.

                 Guthrie M. Wilson, III
                 Auto Dealer, Wilson Brothers, Inc.

OFFICERS:        A.E. Bowling
                 President

                 Dan Biggs
                 Vice-President

                 Patricia Thomas
                 Secretary and Treasurer

AUDITORS:        Whelan, Doerr, Pike & Pawley, PSC
                 Elizabethtown, KY

LEGAL COUNSEL:   Malizia, Spidi, Sloane & Fisch, P.C.
                 Washington, DC


ANNUAL MEETING:  The  annual  meeting of stockholders will be held at 10:00 a.m.
                 on October 31, at Hampton Inn, 985 Chambers Blvd., Bardstown, Kentucky.

NCF FINANCIAL CORPORATION
================================================================================
SERVING NELSON COUNTY SINCE 1925
119 East Stephen Foster
Bardstown, Kentucky  40004-1589