Form 10KSB, Exhibit 13
period 1997-06-30
NCF FINANCIAL CORP /DE/
filed 1997-09-26
CIK 947807

EXHIBIT 13

Letter to Stockholders
NCF Financial Corporation
Bardstown, Kentucky


Dear Fellow Shareholders:

         More than two years have now passed since NCF Financial Corporation was formed, and this second year has resulted in many positive changes. Our wholly owned subsidiary, Nelson County Federal Savings and Loan, became a full service commercial bank on April 2, 1997, as we completed a charter conversion process that formally began in October of 1996. We are now NCF Bank and Trust Co., offering a full array of banking services from our new building on John Rowan Boulevard. This new facility will allow us to better serve our customers as we expand services to meet all of their banking needs. We have received many complements on the design of the new building, and have found the new location to be a very positive move.

         This annual report details the financial performance of NCF Financial and its banking affiliate, NCF Bank and Trust Co., and compares the 1997 performance to that of prior years. As you know, Nelson County Federal Savings and Loan was required, along with all the 1,900 plus savings institutions who are members of the S.A.I.F. portion of the Federal Deposit Insurance Corporation (F.D.I.C.), to pay into the deposit fund, a one time special premium assessment. Our assessment, charged directly to the bank's first quarter 1997 earnings, was $151,771. The impact of this non-reoccurring charge on 1997 consolidated income was over $100,000 after tax. Without this one time assessment, our income would have been at a record level of $427,661.

         We now move into our third year with great enthusiasm as we create the new image for NCF Bank and Trust Co. Your ongoing support is always appreciated, and your comments and suggestions are most welcome. Please remember, banking with NCF Bank - "your bank" - pays you dividends. Tell your friends to visit your new bank at 106 A. West John Rowan Blvd., Bardstown, KY 40004, or call us at (502)348-9278.

                                             Sincerely,


                                             /s/A.E. Bowling
                                             NCF Financial Corporation
                                             A.E. Bowling, Chairman & President

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

BUSINESS OF THE COMPANY
-----------------------

         NCF Financial Corporation (the Corporation) is a Delaware corporation organized in June of 1995 for the purpose of becoming the holding company of NCF Bank and Trust Co. (the Bank), formerly Nelson County Federal Savings Bank in connection with the conversion from the mutual to stock form of ownership (the Conversion). On October 12, 1995, the Bank completed the Conversion and became a wholly owned subsidiary of the Corporation. The Corporation is a bank holding company regulated by the Board of Governors of the Federal Reserve System and the primary business of the Company is the business of the Bank.

BUSINESS OF THE BANK
--------------------

         The Bank is a state chartered commercial bank headquartered in Bardstown, Kentucky and was originally founded as a mutual institution in 1925 under the name of "Nelson County Building and Loan Association." In 1995, the Bank became a federal stock savings and loan association and in July 1996 changed its name to "Nelson County Federal Savings Bank." Effective April 2, 1997, the Bank was approved as a commercial state bank and changed its name to "NCF Bank and Trust Co." The Bank's deposits have been federally insured by the Savings Association Insurance Fund (SAIF) and its predecessor, the Federal Savings and Loan Insurance Corporation, since 1973, and the Bank is a member of the Federal Home Loan Bank (the FHLB) System. The Bank has one subsidiary, Nelson Service Corporation (NSC), which has no operating activity other than to own stock in a third party service bureau.

         The Bank is primarily engaged in attracting deposits from the general public and using those funds to originate real estate loans on one-to-four-family residences and to a lesser extent, residential construction, multi-family real estate and consumer loans. In addition, the Bank holds interest earning deposits in other financial institutions and invests in mortgage-backed securities and investment securities. The Bank does not typically originate fixed-rate loans of any kind, relying instead on adjustable-rate loans that annually reprice. For its mortgage loan portfolio, the Bank originates and retains adjustable-rate loans and does not purchase or sell mortgage loans.

         The Bank is subject to examination and comprehensive regulation by the Commonwealth of Kentucky and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) under the SAIF. The Bank is a member of and owns capital stock in the FHLB of Cincinnati, which is one of the 12 regional banks in the FHLB System.

         The principal sources of funds for the Bank's lending activities are deposits and the amortization, repayment and maturity of loans, and FHLB advances. Principal sources of income are interest on loans and principal expense is interest paid on deposits.

MARKET PRICE OF THE REGISTRANT'S COMMON STOCK
---------------------------------------------

         The Corporation's stock is traded under the symbol "NCFD" on the over-the-counter market and trades may be quoted on the "Pink Sheets". The most recent trade of which management of the Corporation is aware occurred at $14.375 per share in July, 1997. The stock was first issued on October 12, 1995 at $10.00 per share. Regular semi-annual dividends of .15 per share have been paid to shareholders since May 15, 1996. The Corporation intends to continue to pay a regular semi-annual dividend. Payment of dividends is subject to the restrictions described in Note 8 of the Notes to Consolidated Financial Statements. The following chart shows the range of high and low bid information during each quarter for the past two fiscal years. These quotations reflect inter-dealer prices without retail mark-up or mark-down or commission, and may not represent actual trades.

Quarterly Stock Prices
----------------------

                                              September 30    December 31    March 31    June 30
                                              ------------    -----------    --------    -------
         Year Ended June 30, 1997:
           High                                  $14.50         $13.375       $14.50     $14.50
           Low                                   $13.375        $13.375       $13.50     $14.00
           Dividends                             $  -           $  .15        $  -       $  .15

         Year Ended June 30, 1996:
           High                                    n/a          $14.50        $13.50     $13.75
           Low                                     n/a          $11.25        $12.00     $13.00
           Dividends                               n/a          $  -          $  -       $  .15

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                 ----------------------------------------------

Financial Condition Data:

The following table sets forth certain information concerning the financial position of the Corporation at the dates indicated.

                                                                           At June 30,
                                                     --------------------------------------------------------
                                                      1997        1996        1995        1994        1993
                                                      ----        ----        ----        ----        ----
Total amount of:                                                      (Dollars in Thousands)
  Assets ..........................................  $34,403     $34,905     $28,722     $27,555     $26,638
  Loans receivable, net ...........................   27,046      28,861      26,574      22,582      23,241
  Cash and interest-bearing deposits ..............    5,195       5,163       1,201       4,160       2,457
  Mortgage-backed securities ......................      132         143         182         274         434
  Savings deposits ................................   21,969      22,741      23,172      23,080      22,475
  FHLB advances ...................................     -           -            700        -           -
  Net worth - substantially restricted ............   12,050      11,803 (1)   4,636       4,320       3,996

Number of:
  Real estate loans outstanding ...................      830         849         846         824         861
  Savings deposit accounts ........................    2,286       2,352       2,473       2,341       2,429
  Full service offices ............................        1           1           1           1           1

(1) Includes net proceeds from stock issuance on October 12, 1995 of $6,835,737.

Operating Data:

The following table summarizes the Corporation's results of operations for each of the periods indicated.

                                                                       Year Ended June 30,
                                                     --------------------------------------------------------
                                                      1997        1996        1995        1994        1993
                                                      ----        ----        ----        ----        ----
                                                                      (Dollars in Thousands)

Interest income ...................................  $ 2,573     $ 2,523     $ 2,030     $ 1,891     $ 1,981
Interest expense ..................................    1,043       1,122       1,007         848         985
Net interest income before provision
 for loan losses ..................................    1,530       1,401       1,023       1,043         996
Provision for loan losses .........................       16          61          20          50          19
Net interest income after provision
 for loan losses ..................................    1,514       1,340       1,003         993         977
Other income ......................................       20          23          18          24          21
Other expense .....................................    1,028 (3)     762         533         482         464
Income before federal income tax and
 cumulative effect adjustment .....................      506         601         488         535         534
Federal income tax expense ........................      178         203         171         184         181
Net income before cumulative effect adjustment ....      328         398         317         351         353
Cumulative effect of accounting change ............     -           -           -             27 (2)    -
                                                     -------     -------     -------     -------     -------
Net income ........................................  $   328     $   398     $   317     $   324     $   353
                                                     =======     =======     =======     =======     =======

(2) lAccounting change under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
(3)  Includes one-time FDIC insurance premium assessment of $153,000.

Other Data:
Dividends per share ...............................  $   .30         .15        n/a         n/a         n/a
Dividend payout ratio .............................    68.18%      41.67%       n/a         n/a         n/a
Return on assets (net income divided by
 average total assets) ............................      .93%       1.16%       1.08%       1.18%       1.29%
Return on equity (net income divided by
 average equity) ..................................     2.74%       4.20%       6.97%       7.71%       9.23%
Equity to assets (average equity divided
 by average total assets) .........................    33.77%      27.55%      15.50%      15.37%      14.03%
Book value per share ..............................  $ 15.20       15.32        n/a         n/a         n/a

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------




MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION
-----------------------------------------------------

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

         Comparisons of operating results for the years ended June 30, 1997 and 1996.

         General - NCF Financial Corporation (the Corporation) is the parent to its wholly-owned subsidiary, NCF Bank and Trust Co. (the Bank). The Corporation generates interest income from interest-earning deposits, however, it's primary source of net income is that which is generated by the Bank.

         Stock Issuance - On October 12, 1995, the Bank successfully completed a conversion from a mutual to stock form of ownership. In this process, the Corporation issued 770,500 shares of common stock in exchange for net proceeds of $7,335,737 after conversion costs of $369,263.

         Results of Operations - Net income for the year ended June 30, 1997 was $327,661 as compared to $397,790 for the year ended June 30, 1996. This decrease of $70,129 or 17.6% is largely attributable to the charge to earnings for the one-time FDIC assessment of $101,000, net of tax, however, the following discussion outlines the factors contributing to the change in net income for 1997.

         Net Interest Income - Net interest income increased by $129,434 during fiscal 1997 to $1,529,958 as compared to $1,400,524 in fiscal 1996. This increase was due to both the increase in volume of interest-earning assets and the decline in interest-bearing liabilities. The Corporation experienced a full year of investing the net proceeds of the prior year stock issuance, therefore, average interest-earning assets increased by approximately $715,000 during fiscal 1997 when compared to fiscal 1996. Also, the Bank experienced a decline in average interest-bearing liabilities of approximately $1,019,000 during the same period.

         Provision for loan losses - Management periodically evaluates the adequacy of the allowance for loan losses based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay and other factors. The Bank has not experienced any loan losses in the last several years, however, during the year ended June 30, 1997, the Bank provided $16,000 for loan losses based on management's decision to expand consumer lending. The Bank experienced an increase in real estate acquired through foreclosure during the year ended June 30, 1997 of $724,486. These properties were considered non-performing loans throughout most of the fiscal year, resulting in approximately $97,500 of interest income that would have been recorded if they had been performing in accordance with their contractual terms. Management does not believe additional loan loss provisions are required for the real estate owned and these properties have been recorded at the lower of cost or fair value less estimated selling costs. The allowance for loan loss at June 30, 1997 is equal to .62% of loans which the Bank feels is comparable to the coverage ratio of other Banks in its region. At June 30, 1997, 95.6% of total loans were collateralized by one-to-four-family dwellings on real estate located in the market area.

         Other Income - Other income decreased from $23,341 to $19,645 during the year primarily due to a decrease in customer charges for late payments on loans.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------


         Other Expenses - Other expenses increased $265,780 or 34.9% during fiscal 1997 from $762,317 to $1,028,097. Included in this increase was a $107,728 increase in compensation and employee benefits primarily due to accruals for the Management Stock Bonus Plan. Also, the Bank incurred a one-time charge to earnings for FDIC premiums of approximately $153,000 (see "Impact of New Legislation" for further discussion).

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

         The Bank's primary source of funds for meeting its liquidity needs are customer deposits, principal and interest payments from loans and mortgage-backed securities and earnings from operations retained by the Corporation. The Bank uses its capital resources principally to fund loan origination and to meet short and long-term liquidity needs. The Bank expects to be able to fund its commitments on a timely basis. Bank management believes that any excess liquidity is necessary in order to meet the additional personnel needs of customers as the Bank begins to implement new products and services.

         The Bank had leverage, Tier I and risk-based capital ratios of 26.7%, 52.5% and 53.5%, respectively at June 30, 1997, which exceeded the FDIC's respective minimum requirements of 4%, 4% and 8%, respectively.

IMPACT  OF INFLATION AND CHANGING PRICES
----------------------------------------

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

IMPACT OF NEW LEGISLATION
-------------------------

         The Small Business Job Protection Act passed by Congress in August, 1996 included a provision that repealed the percentage of taxable income bad debt deduction for federal income tax purposes. The Bank used this method to determine its bad debt deduction when computing federal taxes in applicable years. This legislation also requires recapture of the excess of bad debt reserves over the base year reserves (December 31, 1987). For years subsequent to the base year, deferred taxes have been recorded by the Bank for an amount equal to the excess of the bad debt reserves over the base year reserves; thus no additional tax provision is required as a result of this legislation. Under the legislation, the Bank may use the experience method to calculate the bad debt deduction for federal income tax purposes. The legislation is effective for tax years beginning after December 31, 1995.

         The Deposit Insurance Funds Act of 1996 was passed by Congress and signed into law by the President on September 30, 1996. This legislation includes provisions designed to recapitalize SAIF and required all insured savings institutions to pay a special assessment of 65.7 cents for every $100 (0.657%) of applicable deposits held as of March 31, 1995. The Bank took a charge in the year ended June 30, 1997 in the first quarter of $101,000 net of taxes, or $.13 per share, as required by this legislation. As a result of the recapitalization, the FDIC lowered SAIF premiums for most institutions from $0.23 per $100 of insured deposits to $0.064 per $100 of insured deposits, thereby lowering the Bank's federal deposit insurance rates by 72%, effective January 1, 1997, which will enhance earnings in future periods.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

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

         Provision for loan losses - Management periodically evaluates the adequacy of the allowance for loan losses based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay and other factors. The Bank has not experienced any loan losses in the last several years, however, during the year ended June 30, 1996, the Bank provided $61,000 for loan losses following the regulatory examination process. The allowance for loan loss at June 30, 1996 is equal to .55% of loans which the Bank feels is closer to the coverage ratio of other Banks in its region. At June 30, 1996, 94% of total loans were collateralized by one-to-four-family dwellings on real estate located in the market area.

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

WHELAN, DOERR, PIKE & PAWLEY, PSC                          R. Donald Whelan, CPA
[LOGO]                                                     William M. Doerr, CPA
CERTIFIED PUBLIC ACCOUNTANTS                                  J. Alton Pike, CPA
                                                          J. Gregory Pawley, CPA
--------------------------------------------------------------------------------




                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



Board of Directors
NCF Financial Corporation and Subsidiaries
Bardstown, Kentucky



We have audited the accompanying consolidated balance sheets of NCF Financial Corporation and Subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of the Corporation for the year ended June 30, 1995 were audited by other auditors whose report dated August 17, 1995, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NCF Financial Corporation and Subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 1997, in conformity with generally accepted accounting principles.




/s/Whelan, Doerr, Pike & Pawley, PSC
Certified Public Accountants
Elizabethtown, Kentucky
July 31, 1997

P.O. Box 668 - 1002 N. Mulberry - Elizabethtown, KY 42702-0668 - (502) 765-4188 - FAX (502) 737-0988

--------------------------------------------------------------------------------
         4602 Southern Parkway - Louisville, KY 40214 - (502) 361-4630

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                                                                                     June 30,
                                                                           ----------------------------
                                                                               1997            1996
                                                                           ------------     -----------
                                     ASSETS
                                     ------

Cash and due from banks                                                     $   200,370     $   195,210
Interest-earning deposits                                                     4,994,761       4,967,748
Loans receivable, net (Notes 1 and 2)                                        27,046,450      28,861,111
Mortgage-backed securities (market value - 1997 -
 $153,435, and 1996 - $164,993 (Notes 1 and 3)                                  132,357         143,347
Real estate owned (Note 1)                                                      724,486          -
Premises and equipment, net (Notes 1 and 4)                                     518,898          50,823
Investment in Federal Home Loan Bank stock                                      441,700         412,100
Interest receivable                                                             245,089         219,856
Deferred tax asset                                                               57,602           3,922
Other assets                                                                     40,893          50,628
                                                                            -----------     -----------

       TOTAL ASSETS                                                         $34,402,606     $34,904,745
                                                                            ===========     ===========



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


LIABILITIES:
------------
  Savings deposits (Notes 1 and 5)                                          $21,969,434     $22,741,108
  Accrued expenses and other liabilities                                        379,555         246,856
  Income taxes payable (Notes 1 and 6)                                            3,342         113,680
                                                                            -----------     -----------

       TOTAL LIABILITIES                                                     22,352,331      23,101,644

COMMITMENTS (Note 2)                                                             -               -

STOCKHOLDERS' EQUITY (Note 7):
------------------------------
  Serial preferred stock, $.01 par value per
   share; 100,000 shares authorized and unissued                                 -               -
  Common stock, $.10 par value per share;
    authorized 1,400,000 shares; issued and
    outstanding, 792,609 shares in 1997 and
    770,500 shares in 1996                                                       79,261          77,050
  Additional paid-in capital                                                  7,580,976       7,269,787
  Retained earnings-substantially restricted                                  5,017,571       4,918,436
  Unearned employee stock ownership plan                                       (412,500)       (462,172)
  Unearned stock compensation plan                                             (215,033)         -
                                                                            -----------     -----------

       TOTAL STOCKHOLDERS' EQUITY                                            12,050,275      11,803,101
                                                                            -----------     -----------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $34,402,606     $34,904,745
                                                                            ===========     ===========

                See notes to consolidated financial statements.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                                                                            Years Ended June 30,
                                                                   ---------------------------------------

                                                                      1997          1996           1995
                                                                   ----------    ----------     ----------

INTEREST INCOME:
----------------
  Loans                                                            $2,249,202    $2,245,497     $1,895,727
  Mortgage-backed securities                                           19,725        20,115         28,056
  Interest-earning deposits                                           303,799       257,541        106,416
                                                                   ----------    ----------     ----------

     TOTAL INTEREST INCOME                                          2,572,726     2,523,153      2,030,199

INTEREST EXPENSE:
-----------------
  Deposit accounts                                                  1,042,768     1,105,006        980,945
  Federal Home Loan Bank advances                                       -            17,623         26,673
                                                                   ----------    ----------     ----------

     TOTAL INTEREST EXPENSE                                         1,042,768     1,122,629      1,007,618
                                                                   ----------    ----------     ----------

     NET INTEREST INCOME                                            1,529,958     1,400,524      1,022,581

Provision for loan losses (Notes 1 and 2)                              16,000        61,000         20,000
                                                                   ----------    ----------     ----------

Net interest income after provision for loan losses                 1,513,958     1,339,524      1,002,581

OTHER INCOME:
-------------
  Loan fees and service charges                                        19,645        23,341         15,975
  Other                                                                 -             -              2,336
                                                                   ----------    ----------     ----------

     TOTAL OTHER INCOME                                                19,645        23,341         18,311

OTHER EXPENSES:
---------------
  Compensation and employee benefits                                  579,190       471,462        326,154
  Net occupancy expense                                                34,333        26,388         23,617
  Deposit insurance premiums                                          190,154        57,374         52,540
  Data processing                                                      37,557        34,203         34,029
  State franchise and other taxes                                      46,498        27,565         26,256
  Professional fees                                                    57,832        77,543         12,475
  Other operating expenses                                             82,533        67,782         58,270
                                                                   ----------    ----------     ----------

     TOTAL OTHER EXPENSES                                           1,028,097       762,317        533,341
                                                                   ----------    ----------     ----------

Income before income taxes                                            505,506       600,548        487,551

Income taxes (Notes 1 and 6)                                          177,845       202,758        170,998
                                                                   ----------    ----------     ----------

NET INCOME                                                         $  327,661    $  397,790     $  316,553
                                                                   ==========    ==========     ==========

NET INCOME PER SHARE OF COMMON STOCK (Note 7)                      $      .44    $      .34
                                                                   ==========    ==========

PROFORMA NET INCOME PER SHARE OF COMMON STOCK (Note 7)                           $      .66
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

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------

                                                                                   Unearned
                                                                                   Employee      Unearned
                                  Common                Additional                   Stock        Stock
                                  Stock      Common      Paid-in      Retained     Ownership   Compensation
                                  Shares     Stock       Capital      Earnings       Plan          Plan          Total
                                  -------    -------    ----------   ----------    ---------    ---------     -----------
BALANCE, July 1, 1994                -       $  -       $    -       $4,319,668    $    -       $    -        $ 4,319,668

Net income                           -          -            -          316,553         -            -            316,553
                                  -------    -------    ----------   ----------    ---------    ---------     -----------

BALANCE, June 30, 1995               -          -            -        4,636,221         -            -          4,636,221

Net income                           -          -            -          397,790         -            -            397,790

Net proceeds from sale
 of common stock                  770,500     77,050     7,258,687        -         (500,000)        -          6,835,737

Fair value of shares committed
 to be released from ESOP plan       -          -           11,100        -           37,828         -             48,928

Cash dividend paid                   -          -            -         (115,575)        -            -           (115,575)
                                  -------    -------    ----------   ----------    ---------    ---------     -----------

BALANCE, June 30, 1996            770,500     77,050     7,269,787    4,918,436     (462,172)        -         11,803,101

Net income                           -          -            -          327,661         -            -            327,661

Issuance of shares for stock
 compensation plan                 23,115      2,312       298,183        -             -        (300,495)          -

Compensation expense under
 stock compensation plan           (1,006)      (101)       (7,409)       -             -          85,462          77,952

Fair value of shares committed
 to be released from ESOP plan       -          -           20,415        -           49,672         -             70,087

Cash dividends paid                  -          -            -         (228,526)        -            -           (228,526)
                                  -------    -------    ----------   ----------    ---------    ---------     -----------

BALANCE, June 30, 1997            792,609    $79,261    $7,580,976   $5,017,571    $(412,500)   $(215,033)    $12,050,275
                                  =======    =======    ==========   ==========    =========    =========     ===========

                See notes to consolidated financial statements.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                                                                       Years Ended June 30,
                                                                           -------------------------------------------
                                                                               1997            1996           1995
                                                                           -----------     -----------     -----------
OPERATING ACTIVITIES:
---------------------
  Net income                                                               $   327,661     $   397,790     $   316,553
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation                                                                15,868          16,808          14,378
    Provision for loan losses                                                   16,000          61,000          20,000
    Deferred income taxes (benefit)                                            (53,680)        (53,922)          -
    FHLB dividends received in stock                                           (29,600)        (27,500)        (23,400)
    Amortization of deferred loan origination fees, net                           (545)         (1,815)         (1,255)
    Accretion of discounts on mortgage-backed securities                          (248)           (884)         (1,868)
    Increase (decrease) in allowance for uncollectible
     interest                                                                   97,534          15,735            (586)
    Increase in interest receivable                                           (122,767)       (116,785)        (28,754)
    Decrease (increase) in other assets                                          9,735          11,913         (14,918)
    Increase in accrued expenses and other liabilities                         132,699          86,196          55,358
    (Decrease) increase in current income taxes payable                       (110,338)        110,680           3,000
    ESOP and stock compensation plan expense                                   148,039          48,928           -
                                                                           -----------     -----------     -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                      430,358         548,144         338,508

INVESTING ACTIVITIES:
---------------------
  Principal payments on mortgage-backed securities                              11,238          39,486          94,250
  Net decrease (increase) in loans originated                                1,074,720      (2,346,092)     (4,011,667)
  Acquisition of premises and equipment                                       (483,943)         (3,000)        (38,163)
                                                                           -----------     -----------     -----------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                            602,015      (2,309,606)     (3,955,580)

FINANCING ACTIVITIES:
---------------------
  Net (decrease) increase in deposits                                         (771,674)       (431,320)         92,775
  Advances (repayments) from FHLB                                                -            (700,000)        700,000
  Stock conversion cost                                                          -            (234,187)       (135,076)
  Initial stock offering                                                         -           7,705,000           -
  Dividends paid                                                              (228,526)       (115,575)          -
  ESOP loan                                                                      -            (500,000)          -
                                                                           -----------     -----------     -----------

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                         (1,000,200)      5,723,918         657,699
                                                                           -----------     -----------     -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                32,173       3,962,456      (2,959,373)

CASH AND CASH EQUIVALENTS, beginning of year                                 5,162,958       1,200,502       4,159,875

CASH AND CASH EQUIVALENTS, end of year                                     $ 5,195,131     $ 5,162,958     $ 1,200,502
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

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

     The following is a description of the more significant accounting policies which NCF Financial Corporation follows in preparing and presenting its consolidated financial statements:

     1. Principles of Consolidation - The consolidated financial statements include the accounts of NCF "Financial Corporation (the Corporation) and its wholly-owned subsidiary, NCF Bank and Trust Co. (the "Bank) and its wholly-owned subsidiary, Nelson Service Corporation. Intercompany balances and "transactions have been eliminated. The impact of Nelson Service Corporation (NSC) on the "consolidated financial statements is insignificant. NSC has no operating activity other than to own "stock in a third-party service bureau.

     2. Loans Receivable - Loans receivable are carried at their unpaid principal balance less net deferred "loan fees and allowances for losses.

          The Bank maintains allowances for losses on loans when a significant and probable decline in value "occurs and for losses on real estate acquired in settlement of loans. Loan loss provisions are "charged to income when, in the opinion of management, such losses for which no provision has been "made are expected to be incurred. Interest on loans that are contractually past due more than 90 "days is charged to an allowance and recognized as a reduction in interest income.

          The allowance for loan losses is based upon an evaluation of the loan portfolio. The evaluation "considers such factors as the delinquency status of loans, current economic conditions, the net "realizable value of the underlying security and prior loan loss experience.

          Recovery of the carrying value of loans is dependent to some extent on future economic, operating "and other conditions that may be beyond the Bank's control. Unanticipated future adverse changes in "such conditions could result in material adjustments to allowances and therefore, the future results "of operations.

          The Financial Accounting Standards Board (FASB) issued Statement No. 114, "Accounting by Creditors "for Impairment of a Loan". It requires that impaired loans be measured based on the present value of "expected future cash flows discounted at the loan's effective interest rate or, as a practical "matter, at the loan's observable market value or fair value of the collateral if the loan is "collateral dependent. The Statement applies to financial statements for fiscal years beginning "after December 15, 1994. The adoption of this statement did not affect the level of the overall "allowance or the operating results. The Bank defines the population of impaired loans to be all "non-accrual loans.

          Loan fees resulted from the origination of certain mortgage loans. Such fees are deferred "("deferred loan fees") and reflected as a reduction of the carrying value of mortgage loans. The "deferred fees are amortized using the interest method over the contractual lives of the loans.

          The Bank does not charge any loan fees in connection with the origination of current mortgage loan "production. Also, loan origination costs such as attorney and appraisal fees are paid directly by "the borrower. The only cost incurred by the Bank is the time required to process the loan "application and minimal supplies. Management has determined that capitalization of these costs is "immaterial with respect to the Bank's yield on mortg loans. The Bank continues to have deferred "loan origination fees for loans prior to July 1, 1988 and some loans originated in 1992 which are "being amortized to income on the interest level yield method.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)
     --------------------------------------------------------

          The Bank's primary lending area is Nelson County, Kentucky. The economy within this market area is "economically diverse, including a variety of manufacturing industries. The Bank's primary lending "activity is the origination of residential real estate loans secured by first mortgage for the "purpose of acquisition or construction of one-to-four family residential properties.

     3. Securities - The Corporation records securities under Statement of Financial Accounting Standards "No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities", which "requires the classification of securities into three categories: held-to-maturity, "available-for-sale, or trading. Based upon a periodic review of the investment portfolio, debt "securities in which the Corporation has a positive intent and ability to hold are classified as "held-to-maturity and are carried at cost adjusted for the amortization of premiums and discounts "using the interest method over the terms of the securities. Gains and losses on the sale of "investment securities are determined using the specific identification method.

          Debt and equity securities which do not fall into this category, nor held for the purpose of selling "in the near term are classified as available-for-sale. Unrealized holding gains and losses, net of "income tax, on available-for-sale securities are reported as a net amount in a separate component of "stockholders' equity until realized. No securities have been classified as trading securities or "available-for-sale.

     4. Real Estate Owned - Real estate properties acquired through foreclosure and in settlement of loans "are stated at the lower of cost or fair value less estimated selling costs at the date of "foreclosure. The excess of cost over fair value less the estimated costs to sell at the time of "foreclosure is charged to the allowance for loan losses. Costs relating to development and "improvement of property are capitalized, whereas costs relating to holding property are not "capitalized and are charged against operations in the current period.

     5. Premises and Equipment - Premises and equipment are carried at cost less accumulated depreciation. "Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

     6. Federal Home Loan Bank Stock - Investment in stock of a Federal Home Loan Bank is required by law of "every federally insured savings and loan or savings bank. The investment is carried at cost. No "ready market exists for the stock, and it has no quoted market value.

     7. Income Taxes - Deferred income taxes have been provided on income and expenses reported for "financial statement purposes in periods which differ from those in which they are reported for "income tax purposes.

     8. Estimates and Assumptions - The preparation of consolidated financial statements in conformity with "generally accepted accounting principles requires management to make estimates and assumptions that "affect the reported amounts of assets and liabilities and disclosure of contingent assets and "liabilities at the date of the consolidated financial statements and the reported amounts of "revenues and expenses during the reporting period. Actual results could differ from those "estimates.

     9. Cash Flows - For purposes of the statement of cash flows, the Corporation considers all highly "liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. "Cash and cash equivalents include cash on hand and amounts due from banks.

     10. Advertising Costs - The Corporation expenses all advertising costs when they are incurred.

     11. Reclassifications - Certain amounts for 1996 and 1995 have been reclassified to conform to the presentation "for 1997.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


2.  LOANS RECEIVABLE
    ----------------

        Loans receivable are summarized as follows:

                                                                                June 30,
                                                                       ---------------------------
                                                                          1997            1996
                                                                       -----------     -----------
            Real estate first mortgage loans:
             One-to-four family                                        $23,438,389     $25,661,820
             Construction                                                3,672,475       3,314,295
             Multi-family residential                                      460,436         150,982
             Non-residential                                               629,057         314,843
                                                                       -----------     -----------

             Total real estate loans                                    28,200,357      29,441,940

            Consumer loans:
             Loans secured by deposit accounts                             102,857          69,466
             Other                                                          59,929          -
                                                                       -----------     -----------

             Total consumer loans                                          162,786          69,466
                                                                       -----------     -----------

             Total loans                                                28,363,143      29,511,406

            Less:
             Undisbursed portion of loans in process                     1,132,277         481,334
             Net deferred loan origination fees                              7,208           7,753
             Allowance for loan losses                                     177,208         161,208

                                                                         1,316,693         650,295
                                                                       -----------     -----------

                                                                       $27,046,450     $28,861,111
                                                                       ===========     ===========

         Management of the Bank believes that its allowance for losses on its loan portfolio are adequate. However, the estimates used by management in determining the adequacy of such allowances are susceptible to significant changes due primarily to changes in economic and market conditions. In addition, various regulatory agencies periodically review the Bank's allowance for losses as an integral part of their examination processes. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examinations.

         The changes in the allowance for loan losses are summarized as follows:

                                                                            Years Ended June 30,
                                                                          ------------------------
                                                                            1997            1996
                                                                          --------        --------

            Beginning balance                                             $161,208        $100,208
            Provision for loan losses                                       16,000          61,000
            Net charge-offs                                                   -               -
                                                                          --------        --------

            Ending balance                                                $177,208        $161,208
                                                                          ========        ========


         The Bank had outstanding commitments for mortgage loans of approximately $450,000 and $300,000 at June 30, 1997 and 1996, respectively. The commitments to originate loans at June 30, 1997 and 1996, were entirely composed of variable rate loans.

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

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


2.  LOANS RECEIVABLE - (Continued)
    ------------------------------

        Information about the Bank's investment in impaired loans is as follows:

                                                                                       June 30,
                                                                                 ---------------------
                                                                                   1997         1996
                                                                                 --------     --------
             Impaired loans with no related allowances                           $191,000     $755,000
                                                                                 ========     ========


                                                                           Year Ended June 30,
                                                                   -----------------------------------
                                                                     1997          1996         1995
                                                                   --------      --------      -------

             Average impaired loans outstanding                    $903,000      $828,000      $73,000
                                                                   ========      ========      =======

             Interest income recognized                            $   -         $    704      $  -
                                                                   ========      ========      =======

             Interest income received                              $   -         $    704      $  -
                                                                   ========      ========      =======

         Non-performing loans were $191,000 and $755,000 at June 30, 1997 and 1996, respectively. Interest income in the amount of $97,534, $16,439 and $704 for the year ended June 30, 1997, 1996 and 1995, respectively, would have been recorded on non-performing loans if they had been performing in accordance with their contractual terms.

3.  MORTGAGE-BACKED SECURITIES
    --------------------------

        The amortized cost basis and fair valuesof mortgage-backed securities are summarized as follows:

                                                     Amortized      Gross         Gross
                                                       Cost       Unrealized    Unrealized     Fair
                                                       Basis        Gains         Losses       Value
                                                     --------      -------        ---         --------
             Securities held-to-maturity:
               June 30, 1997:
                 GNMA Certificates                   $132,357      $21,078        $  -        $153,435
                                                     ========      =======        ===         ========

               June 30, 1996:
                 GNMA Certificates                   $143,347      $21,646        $  -        $164,993
                                                     ========      =======        ===         ========


         There were no sales during the years ended June 30, 1997, 1996 and 1995.













4.  PREMISES AND EQUIPMENT
    ----------------------

         Premises and equipment consist of the following:

                                                                                         June 30,
                                                                                 ---------------------
                                                                                   1997         1996
                                                                                 --------     --------

             Land and improvements                                               $  9,750     $  9,750
             Office buildings and improvements                                    559,026       85,770
             Furniture, fixtures and equipment                                    133,147      122,460
             Automobiles                                                           28,864       28,864

                                                                                  730,787      246,844
             Less accumulated depreciation                                        211,889      196,021
                                                                                 --------     --------

                                                                                 $518,898     $ 50,823
                                                                                 ========     ========

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

4.  PREMISES AND EQUIPMENT - (Continued)
    ------------------------------------

         On February 1, 1996, the Bank leased land under a twenty year operating lease agreement. The lease includes options to extend the terms of the lease for an additional ten years. Rental expense was $9,600 and $4,000 for the year ended June 30, 1997 and 1996, respectively. Future minimum commitments under this non-cancelable lease are:

              Year Ended
               June 30,
               --------

              1998                                                   $  9,600
              1999                                                      9,600
              2000                                                      9,600
              2001                                                     10,600
              2002                                                     12,000
              Thereafter                                              211,720
                                                                      -------

              Total                                                  $263,120
                                                                     ========

5.  SAVINGS DEPOSITS
    ----------------

        Deposits at June 30 are summarized as follows:

                                     Weighted
                                   Average Rate                  1997                         1996
                                   ------------        -----------------------      -----------------------
                                  1997      1996          Amount       Percent         Amount       Percent
                                  ----      ----       -----------    --------      -----------    --------

        Demand & NOW Accounts     2.63%     2.90%      $  1,370,818      6.24%       $ 1,123,564      4.94%
        Money Market              2.90      2.90          1,495,144      6.80          1,466,484      6.45
        Passbook Savings          3.08      3.06          2,870,799     13.07          2,960,115     13.02
                                                       -----------     ------        -----------    ------

                                                          5,736,761     26.11          5,550,163     24.41
        Certificates of Deposit
           3.01% - 4.00%                                     85,252       .39             58,695       .26
           4.01% - 5.00%                                  9,402,342     42.80          6,200,845     27.27
           5.01% - 6.00%                                  6,031,037     27.45          9,563,514     42.05
           6.01% - 7.00%                                    714,042      3.25          1,367,891      6.01
                                                        -----------    ------        -----------    ------

                                                         16,232,673     73.89         17,190,945     75.59
                                                       -----------    ------        -----------    ------

                                                       $21,969,434    100.00%       $22,741,108    100.00%
                                                        ===========   ======        ===========    ======


        At June 30, 1997, scheduled maturities of certificates of deposit are as follows:
                                                            Amount       Average Rate    Percent
                                                            ------       ------------    -------

           1998                                           $12,400,240        5.23%        76.39%
           1999                                             3,494,382        5.67         21.53
           2000                                               222,575        5.70          1.37
           2001                                               106,476        5.52           .66
           2002                                                 -             -             -
           Thereafter                                           9,000        5.14           .05

                                                          $16,232,673                    100.00%

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

5.  SAVINGS DEPOSITS - (Continued)
    ------------------------------

         The average interest rate on the savings deposit portfolio, computed without effect of compounding daily interest, at June 30, 1997 and 1996 is 4.70% and 4.83%, respectively.

         The Bank had certificates of deposit with balances of $100,000 or more of $1,437,802 and $1,485,562 at June 30, 1997 and 1996, respectively.


         A summary of interest expense on deposits is as follows:

                                                                           Years Ended June 30,
                                                                  --------------------------------------

                                                                     1997            1996         1995
                                                                  ----------      ----------    --------

           Passbook Savings                                       $   85,372      $   85,817    $105,576
           Money Market & NOW Accounts                                75,127          75,748      91,917
           Certificates of Deposit                                   882,269         943,441     783,452
                                                                  ----------      ----------    --------

                                                                  $1,042,768      $1,105,006    $980,945
                                                                  ==========      ==========    ========

6.  INCOME TAXES

        The Corporation and its subsidiaries file a consolidated federal income tax return and income tax is apportioned among all companies based on their taxable income or loss. Income tax expense is summarized as follows:

                                                                            Years Ended June 30,
                                                                    ------------------------------------

                                                                      1997          1996          1995
                                                                    --------      --------      --------

           Current                                                  $231,525      $256,680      $170,998
           Deferred benefit                                          (53,680)      (53,922)         -
                                                                    --------      --------      --------

           Total                                                    $177,845      $202,758      $170,998
                                                                    ========      ========      ========


        The effective tax rate differs from the federal statutory rate of 34% due to the following:

                                                                              Years Ended June 30,
                                                                    ------------------------------------

                                                                       1997          1996           1995
                                                                    --------      --------      --------

           Statutory tax rate                                          34.0%         34.0%         34.00%
           Increase (decrease) resulting from:
             Other - net                                                1.2           (.2)          1.07
                                                                       ----          ----          -----
           Effective tax rate                                          35.2%         33.8%         35.07%
                                                                       ====          ====          =====

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

6.  INCOME TAXES - (Continued)
    --------------------------

        Temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred income taxes, relate to the following:

                                                                               June 30,
                                                                         --------------------
                                                                           1997        1996
                                                                         --------     -------
  Deferred tax assets:
            Deferred loan origination fees                               $  2,450     $ 2,636
                                                                         --------     -------
            Bad debt reserves                                              34,079      28,327
            Reserve for uncollectible interest                             38,751       5,589
            Post-retirement benefits                                       73,559      39,919
                                                                         --------     -------

                                                                          148,839      76,471

           Deferred tax liabilities:
            Basis difference in FHLB stock                                 79,288      69,224
            Depreciation differences                                       11,949       3,325
                                                                         --------     -------

                                                                           91,237      72,549
                                                                         --------     -------

           Net deferred tax asset                                        $ 57,602     $ 3,922
                                                                         ========     =======

          The Bank's annual addition to its reserve for bad debts allowed under the Internal Revenue Code may differ significantly from the bad debt experience used for financial statement purposes. Such bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Since the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on the amount of bad debt reserves for tax purposes that arose in tax years beginning before December 31, 1987, in accordance with SFAS No. 109. Therefore, retained earnings at June 30, 1997 and 1996 includes approximately $1,174,000, representing such bad debt deductions for which no deferred income taxes have been provided. In August, 1996, legislation was passed by Congress that repealed the percentage of taxable income bad debt deduction and requires recapture of the excess of bad debt reserves over the base year reserve as of December 31, 1987. For years subsequent to the base year, deferred taxes have been recorded; thus, no additional tax provision is required as a result of this legislation.

7.  STOCKHOLDERS' EQUITY
    --------------------

     1. Stock Conversion - Effective October 12, 1995, the Bank converted from a federally-chartered mutual "savings and loan association to a federally-chartered capital stock savings and loan association. In "connection with the conversion, 770,500 shares of common stock were sold at $10.00 per share. Net "proceeds from the sale of stock were $7,335,737 after conversion costs of $369,263.

     2. Net Worth/Dividend Restrictions - For the purpose of granting to eligible savings account holders a "priority in the event of future liquidation, the Savings Bank established a special account in an "amount equal to its total retained income of $4,636,221 at June 30, 1995. In the event of future "liquidation (and only in such an event), an eligible account holder who continues to maintain a "savings account will be entitled to receive a distribution from the special account. The total "amount of the special account decreases in an amount proportionately corresponding to decreases in "the savings account balances of eligible account holders on each subsequent annual determination "date.
                                       18

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

7.  STOCKHOLDERS' EQUITY - (Continued)
    ----------------------------------

          The Savings Bank may not declare or pay a cash dividend on any of its capital stock if the effect "thereof would cause the net worth of the Savings Bank to be reduced below the amount required for "the liquidation account.

          Additionally, federal regulations limit dividend and capital distributions during a calendar year to "the greater of: 100 percent of the Bank's current net income plus the amount that would reduce by "one-half its surplus capital ratio at the beginning of the calendar year; or 75 percent of its net "income over the most recent four-quarter period.

     3. Earnings Per Share - Net income per share of common stock from the date of conversion, October 12, "1995 to June 30, 1996 and for June 30, 1997, is computed by dividing net income for the period by the "weighted average number of shares of common stock issued and outstanding for the period. Common "stock equivalents have not been used in computing net income per share because their effect is not "material.

          A proforma net income of $.66 per share of common stock for the year ended June 30, 1996 has been "calculated as if the 770,500 common shares were issued on July 1, 1995. Adjustments were made to net "income by assuming that the net proceeds were available for investment by the Savings Bank at the "weighted average interest rate on all interest-earning assets from July 1, 1995 through October 12, "1995.

     4.   Regulatory  Capital  Requirements  - The Bank is  subject  to  various regulatory capital requirements "administered by the state banking agencies. Failure to meet minimum capital requirements can "initiate certain mandatory, and possibly additional discretionary, actions by the state banking "agencies that, if undertaken, could have a direct material effect on the Corporation's financial "statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective "action, a bank must meet specific capital guidelines that involve quantitative measures of a bank's "assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting "practices. The amounts and classification of a bank's capital are also subject to qualitative "judgments by the state banking agencies about components, risk weightings, and other factors. "Qualitative measures established by regulation to ensure capital adequacy and to be classified as ""well capitalized" require the Bank to maintain minimum amounts and ratios of risk-based, Tier I and "leverage capital as set forth in the following table. In their evaluation of capital adequacy, the "regulators assess exposure to declines in the economic value of the Bank's capital adequacy, as well "as exposure to declines in the economic value of capital due to changes in interest rates. As of "June 30, 1997, the most recent notification from state banking agencies categorized the Bank as "well "capitalized" under the regulatory framework for prompt corrective action. There are no conditions or "events since that notification that management believes have changed the Bank's category.

                                                                                           To Be Considered
                                                                                           Well Capitalized
                                                                                             Under Prompt
                                                                          For Capital         Correction
                                                        Actual         Adequacy Purposes   Action Provisions
                                                  ------------------   -----------------   -----------------
        As of June 30, 1997:                        Amount     Ratio     Amount     Ratio    Amount     Ratio
                                                    ------     -----     ------     -----    ------     -----
          Total risk-based capital (to risk-
           weighted assets)                       $8,785,000   53.5%   $1,312,800   8.0%   $1,641,000   10.0%
          Tier I capital (to risk-weighted
           assets)                                $8,608,000   52.5%   $  656,400   4.0%   $  984,600    6.0%
          Tier I leverage (to average assets)     $8,608,000   26.7%   $1,292,000   4.0%   $1,615,000    5.0%

        As of June 30, 1996:
          Total risk-based capital (to risk-
           weighted assets)                       $8,376,000   40.7%   $1,647,600   8.0%   $2,059,500   10.0%
          Tier I capital (to risk-weighted
           assets)                                $8,215,000   39.9%   $  823,800   4.0%   $1,235,700    6.0%
          Tier I leverage (to average assets)     $8,215,000   23.9%   $1,373,720   4.0%   $1,717,150    5.0%


                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



8.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS
    ---------------------------------------------------

     1. Pension Plan - The Savings Bank is a participant in the Financial Institutions Retirement Fund "(FIRF), a multi-employer defined benefit pension plan covering substantially all employees. "Employees are 100% vested at the completion of five years of participation in the plan. The Savings "Bank's policy is to contribute annually the minimum funding amounts. Employer contributions charged "to operations for 1996 were $3,264. The plan was fully funded for 1997 and 1995, thus requiring no "contributions.

     2. Employee Stock Ownership Plan - Savings Bank - Effective October, 1995, the Board of Directors of the "Bank formally adopted the Nelson County Federal Employee Stock Ownership Plan (ESOP). Employees are "eligible to participate in the ESOP upon completion of one year of service. Employees are vested in "accordance with a schedule which provides for 100% vesting upon completion of five years of service.

          In October, 1995, the plan borrowed $500,000 from the Corporation to purchase 50,000 shares of the "Corporation's common stock. The loan matures in October, 2005 and interest is payable annually at a "rate of 6.0%. The obligation of the ESOP to repay the debt is guaranteed by the Savings Bank; "therefore, the unpaid balance of the borrowings has been eliminated under principles of "consolidation in the accompanying consolidated balan sheets.

          The Bank makes annual contributions to the ESOP equal to the ESOP's debt service. In addition, all "dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged "as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated "to active employees, based on a principal plus interest formula. The Bank accounts for its ESOP in "accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are "reported as unearned ESOP shares in the statement of financial position as a deduction from "stockholders' equity. As shares are released from collateral, the Bank reports compensation expense "equal to the current market price of the shares. Only shares released for allocation are treated as "outstanding for earnings-per-share computations. Only dividends that are paid on shares released for "allocation are recorded as a reduction to retained earnings. The dividends on unreleased shares used "to pay debt service are reported as a reduction to debt service expense. ESOP compensation expense "was $67,962 and $41,428 for the year ended June 30, 1997 and 1996, respectively. The ESOP shares as "of June 30, 1997 were as follows:


               Allocated shares                                 8,737
               Shares released for allocation                      13
               Unreleased shares                               41,250
                                                             --------

               Total ESOP shares                               50,000
                                                             ========

               Fair value of unreleased shares               $577,500
                                                             ========

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



8.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS - (Continued)
    -----------------------------------------------------------------

     3. Stock Option Plan - Under the 1995 Stock Option Plan, the Corporation may grant either incentive or "non-incentive stock options to officers, directors and key employees for an aggregate of 77,050 "shares of the Corporation's common stock at not less than fair market value at the date such options "are granted. The option to purchase shares expires ten years after the date of grant. The "Corporation applies APB Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no "compensation cost has been recognized for its plan. Had compensation cost for the Corporation's "Stock Option Plan been determined based on the fair value at the grant dates for awards under the "plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation", the "Corporation's net income and earnings per share would have been restated to the pro-forma amounts "indicated below:

                                                                                     Years Ended
                                                                                       June 30,
                                                                                 ---------------------
                                                                                   1997         1996
                                                                                 --------     --------

               Net income:  As reported                                          $327,661     $397,790
                            Pro-forma                                            $264,114     $386,730

               Earnings per share:  As reported                                  $    .44     $    .34
                                    Pro-forma                                    $    .35     $    .33


          A summary of the Corporation's Stock Option Plan is presented below:

                                                               June 30, 1997           June 30, 1996
                                                           ---------------------   ---------------------
                                                           Number of    Exercise    Number of   Exercise
                                                            Options      Price       Options     Price
                                                            ------       ------      ------      ------

           Outstanding at beginning of year                 57,784       $13.92        -         $  -
           Granted                                            -             -        57,784       13.92
           Exercised                                          -             -          -            -
                                                            ------       ------      ------      ------

           Outstanding at end of year                       57,784       $13.92      57,784      $13.92
                                                            ======       ======      ======      ======

           Options exercisable at year end                  14,636                     -
                                                            ======                   ======

           Fair value of options granted
            during the year                                 $ n/a                    $  6.96
                                                            =======                  =======


          All options were granted with an exercise price of $13.92 and have a remaining contractual maturity "of 8.8 years at June 30, 1997.

          The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes "option-pricing model with the following assumptions for grants in 1996: 1) expected dividend yields "at 2.16%, 2) risk-free interest rates at 7.5%, 3) expected volatility at 11%, and 4) expected life of "options at 10 years.










     4. Management Stock Bonus Plan - The Management Stock Bonus Plan (MSBP) will be issued up to 30,820 "shares of the Corporation to be awarded to directors, officers and key employees as an encouragement "to remain in the employment or service of the Bank. Upon granting of a MSBP award, 20% shall be "earned on the one-year anniversary of the award and an additional 20% annually thereafter. Since the "stock is issued in the plan before some or all of the services are performed, part of the "consideration for stock issued is unearned compensation and is shown as a separate reduction of "stockholders' equity. Compensation expense will be recognized pro rata over the period during which "the shares are earned. As of June 30, 1997, 23,115 shares have been granted. Compensation expense "during the year ended June 30, 1997 and 1996 was $92,036 and $-0-, respectively.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


8.  EMPLOYEE BENEFIT PLANS AND POST-RETIREMENT BENEFITS - (Continued)
    -----------------------------------------------------------------

    5.  Post-Retirement Benefits -


     1. Supplemental Executive Retirement Plan (SERP) - Effective January 1, 1996, the Bank approved the SERP for the President and Chief Executive Officer. Upon retirement, the Bank will pay a monthly retirement benefit in excess of the FIRF plan, not exceeding 2% times such participant's average monthly compensation multiplied by total years of service. Under Statement of Financial Accounting Standards No. 106 (FASB 106), "Employers Accounting for Post-Retirement Benefits Other Than Pensions", the Bank has recorded plan expense of $95,895 during the year ended June 30, 1996 as the present value of the expected post-retirement benefit obligation. The plan is currently not funded. During the year ended June 30, 1997, the Bank recorded a reduction of $25,099 to the present value of the expected post-retirement benefit obligation.

     2. Directors Consultation and Retirement Plan (Directors Plan) - Effective March 1, 1996, the Bank approved the Directors Plan to provide each director with 15 years of service and a retirement age of 65, a monthly benefit equal to the directors fees in effect prior to retirement. Benefits do not vest fully until three years following plan implementation. Under FASB 106, the Bank has recorded plan expense of $126,842 and $21,513 during the year ended June 30, 1997 and 1996, respectively, as the present value of the expected post-retirement benefit obligation. The plan is currently not funded, however, $2,800 in benefits were paid during the year ended June 30, 1997.

9.  CASH FLOW ACTIVITIES
    --------------------

     The following information is presented as supplemental disclosures to the statement of cash flows, as required by Statement of Financial Accounting Standards No. 95.

     Cash paid during the year ended June 30 for:


                                                    1997           1996          1995
                                                 ----------     ----------     --------

                 Interest expense                $1,057,530     $1,145,780     $958,072
                                                 ==========     ==========     ========

                 Income taxes                    $  341,863     $  131,600     $170,388
                                                 ==========     ==========     ========


      Supplemental disclosure of non-cash activities:

                 Transfer from loans to real estate
                  acquired through foreclosure
                  or in-substance foreclosure                  $  724,486     $    -         $   -
                                                               ==========     =====          ====

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

10.  CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)
     -----------------------------------------------------

     The following condensed statements summarize the financial position, operating results and cash flows of NCF Financial Corporation (Parent Company only).


                   Condensed Statements of Financial Condition

                                                                                 June 30,
                                                                       ----------------------------
                                                                          1997             1996
                                                                       -----------      -----------

                 Assets

                 Cash and interest earning deposits                    $ 3,077,172      $ 3,077,144
                 Investment in subsidiary                                9,235,797        8,677,019
                 Other assets                                              392,750          526,368
                                                                       -----------      -----------

                                                                       $12,705,719      $12,280,531
                                                                       ===========      ===========

                 Liabilities and Stockholders' Equity

                 Other liabilities                                     $    27,910      $    15,258
                 Stockholders' equity                                   12,677,809       12,265,273
                                                                       -----------      -----------

                                                                       $12,705,719      $12,280,531
                                                                       ===========      ===========


                         Condensed Statements of Income

                                                                                Years Ended
                                                                                 June 30,
                                                                       ----------------------------
                                                                          1997             1996
                                                                       -----------      -----------

                 Cash dividends from subsidiary                        $     -          $    -
                                                                       -----------      -----------
                 Interest income                                           181,250          121,425
                                                                           181,250          121,425
                 Other expenses                                            (66,226)         (72,577)
                                                                       -----------      -----------

                 Net income before income tax expense                      115,024           48,848

                 Income tax expense                                        (32,741)         (15,258)
                                                                       -----------      -----------

                 Income before equity in undistributed net
                  income of subsidiaries                                    82,283           33,590

                 Equity in undistributed net income of subsidiaries        245,378          229,205
                                                                       -----------      -----------

                 Net income                                            $   327,661      $   262,795
                                                                       ===========      ===========


                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



10.  CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) - (Continued)
     -------------------------------------------------------------------


                       Condensed Statements of Cash Flows

                                                                                             Years Ended
                                                                                               June 30,
                                                                                      ---------------------------
                                                                                         1997            1996
                                                                                      ----------      -----------

                      Operating Activities:
                        Net income                                                    $  327,661      $   262,795
                        Adjustments to reconcile net income to
                         cash provided by operating activities:
                          Earnings from investment in subsidiary                        (245,378)        (229,205)
                          Decrease (increase) in other assets                             23,619          (26,368)
                          Increase in other liabilities                                   12,652           15,258
                                                                                      ----------      -----------
                      Net cash provided by operating activities                          118,554           22,480

                      Investing Activities:
                        Investment in subsidiary                                           -           (3,665,498)
                        ESOP loan                                                        110,000         (500,000)
                                                                                      ----------      -----------

                      Net cash provided by (used in) investing activities                110,000       (4,165,498)

                      Financing Activities:
                        Proceeds from stock issuance, net                                  -            7,335,737
                        Dividends paid                                                  (228,526)        (115,575)
                                                                                      ----------      -----------

                      Net cash (used in) provided by financing activities               (228,526)       7,220,162

                      Net increase in cash                                                    28        3,077,144

                      Cash, beginning of year                                          3,077,144            -
                                                                                      ----------      -----------

                      Cash, end of year                                               $3,077,172      $ 3,077,144
                                                                                      ==========      ===========


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

     6. Commitments to Extend Credit and Standby Letters of Credit - The fair values of commitments to extend credit is estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customer. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of standby letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter parties at the reporting date. The value of these financial instruments was not material at June 30, 1997 and 1996.

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


11.  FAIR VALUES OF FINANCIAL INSTRUMENTS - (Continued)
     --------------------------------------------------

     The estimated fair values of the Corporation's financial instruments are as follows:


                                                            June 30, 1997                  June 30, 1996
                                                      --------------------------     --------------------------

                                                        Carrying        Fair           Carrying        Fair
                                                         Value          Value           Value          Value
                                                      -----------    -----------     -----------    -----------

        Financial assets:
          Cash and interest bearing deposits          $ 5,195,131    $ 5,195,131     $ 5,162,958    $ 5,162,958
          Mortgage-backed securities                  $   132,357    $   153,435     $   143,347    $   164,993
          Loans, net                                  $27,046,450    $27,632,602     $28,861,111    $29,237,496

        Financial liabilities:
          Deposits                                    $21,969,434    $21,973,758     $22,741,108    $22,737,575



12.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
     -------------------------------------------------

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

     The Bank's only financial instruments with off-balance-sheet risk at June 30, 1997 and 1996 are outlined in Note 2.

                     [CRISP HUGHES & CO., L.L.P LETTERHEAD]


                          Independent Auditors' Report


Board of Directors
Nelson County Federal Savings and Loan Association
Bardstown, Kentucky


We have audited the accompanying consolidated balance sheet of Nelson County Federal Savings and Loan Association (Association) and Subsidiary as of June 30, 1995, and the related consolidated statements of income, retained earnings, and cash flows for the year ending June 30, 1995. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Association and Subsidiary as of June 30, 1995, and the results of their operations and their cash flows for the year ending June 30, 1995, in conformity with generally accepted accounting principles.

                                               /s/ Crisp Hughes & Co., L.L.P.

Asheville, North Carolina
September 15, 1997


      32 Orange Street . P.O. Box 3049 . Asheville, North Carolina 28802 .
                      (704) 254-2254 . FAX (704) 254-6859
         Other Offices: Boone, Burnsville, Sylva, NC and Greenville, SC

     Member of: The American Institute of Certified Public Accountants, The Continental Association of CPA Firms, Inc., The Intercontinental Accounting
    Associates and The North Carolina and South Carolina Associates of CPAs

                   NCF FINANCIAL CORPORATION AND SUBSIDIARIES
                   ------------------------------------------

                             CORPORATE INFORMATION
                             ---------------------




SUBSIDIARIES:    NCF Bank and Trust Co.
                 Nelson Service Corporation

MAIN OFFICE:     106A W. John Rowan Blvd.
                 Bardstown, KY  40004

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

DIRECTOR
 EMERITUS:       Ben T. Guthrie
                 Retired

OFFICERS:        A.E. Bowling
                 President

                 Dan Biggs
                 Vice-President

                 Patricia Thomas
                 Secretary and Treasurer

AUDITORS:        Whelan, Doerr, Pike & Pawley, PSC
                 Elizabethtown, KY

LEGAL COUNSEL:   Malizia, Spidi, Sloane & Fisch, P.C.
                 Washington, DC


ANNUAL MEETING:  The annual meeting of stockholders will be held  at  10:00 a.m.
                 on October 30, 1997, at Hampton Inn, 985 Chambers Blvd., Bardstown, Kentucky.